                                            Registration Statement No. 333-94779
                                                                       811-09215

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust: THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE

B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY

C.  Complete Address of Depositor's Principal Executive Offices:

                One Tower Square,
                Hartford, Connecticut  06183

D.  Name and Complete Address of Agent for Service:

                 Ernest J. Wright, Secretary
                 The Travelers Insurance Company
                 One Tower Square
                 Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

_____          immediately upon filing pursuant to paragraph (b)
_____          on ___________ pursuant to paragraph (b)
_____          60 days after filing pursuant to paragraph (a)(1)
_____          on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

                Variable Life Insurance Policies.

                Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering:

                As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_____ Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS


Item No. Of
Form N-8B-2      CAPTION IN PROSPECTUS
-----------      ---------------------
     1           Cover page
     2           Cover page
     3           Not applicable
     4           The Company; Distribution
     5           The Travelers Fund UL III for Variable Life Insurance
     6           The Travelers Fund UL III for Variable Life Insurance
     7           Not applicable
     8           Not applicable
     9           Legal Proceedings and Opinion
     10          Prospectus Summary; The Company; The Travelers Fund UL
                 III for Variable Life Insurance, The Investment
                 Options; How the Policy Works; Transfers of Contract Value;
                 The Separate Account and Valuation; Voting Rights;
                 Disregard of Voting Rights; Dividends; Lapse and
                 Reinstatement
     11          Prospectus Summary; The Investment Options
     12          Prospectus Summary; The Investment Options
     13          Charges and Deductions; Distribution
     14          How the Policy Works
     15          Prospectus Summary; Applying Premium Payments
     16          The Investment Options; Applying Premium Payments
     17          Prospectus Summary; Right to Cancel; The Separate Account and
                    Valuation; Surrender, Policy Loans; Exchange Rights
     18          The Investment Options; Charges and Deductions; Federal Tax
                    Considerations; Dividends
     19          Statements to Policy Owners
     20          Not applicable
     21          Policy Loans
     22          Not applicable
     23          Not applicable
     24          Not applicable
     25          The Company
     26          Not applicable
     27          The Company
     28          The Company; Management
     29          The Company
     30          Not applicable
     31          Not applicable
     32          Not applicable
     33          Not applicable
     34          Not applicable
     35          The Company; Distribution
     36          Not applicable
     37          Not applicable
     38          Distribution
     39          The Company; Distribution
     40          Not applicable
     41          The Company; Distribution
     42          Not applicable
     43          Not applicable
     44          Applying Premium Payments; Accumulation Unit Values
     45          Not applicable

Item No. Of
Form N-8B-2      CAPTION IN PROSPECTUS
-----------      ---------------------
     46          The Separate Account and Valuation; Access to Contract Values
     47          The Investment Options
     48          Not applicable
     49          Not applicable
     50          Not applicable
     51          Prospectus Summary; The Company; How the Policy Works; Death
                 Benefits and Lapse and Reinstatement
     52          The Investment Options
     53          Federal Tax Considerations
     54          Not applicable
     55          Not applicable
     56          Not applicable
     57          Not applicable
     58          Not applicable
     59          Financial Statements


                                   TRAVELERS

                            CORPORATE OWNED VARIABLE

                         UNIVERSAL LIFE INSURANCE 2000


                                   PROSPECTUS

This Prospectus describes Travelers corporate owned variable universal (flexible premium) life insurance Policies (the "Policy") offered by The Travelers Insurance Company (the "Company"). The policy is designed generally for use by corporations and employers. The Policy Owner ("you") chooses the amount of life insurance coverage desired with a minimum Stated Amount of $50,000 and a minimum Target Premium of $100,000. You direct the net premium payment to one or more of the variable funding options (the "Investment Options") and/or the Fixed Account.

During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund. The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).

The Policy has no guaranteed minimum Contract Value. The Contract Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under this Policy. The Contract Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges (subject to the Grace Period provision).

We offer three death benefits under the Policy -- the "Level Option," the "Variable Option," and the "Annual Increase Option." Under any option, the death benefit will never be less than the Amount Insured (less any outstanding Policy loans or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy; however you may change the death benefit option, subject to certain conditions.

This Policy may be or become a modified endowment Policy under federal tax law. If so, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

EACH OF THE INVESTMENT OPTION PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS COMPLETE OR TRUTHFUL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.


                  THE DATE OF THIS PROSPECTUS IS MAY 1, 2000.

                               TABLE OF CONTENTS


Glossary of Special Terms.............    3
Prospectus Summary....................    5
General Description...................   10
  Group or Individual Policy..........   10
  The Application.....................   10
How the Policy Works..................   10
  Applying Premium Payments...........   11
The Investment Options................   11
The Fixed Account.....................   17
Policy Benefits and Rights............   17
  Transfers of Contract Value.........   17
     Investment Options...............   17
     Fixed Account....................   18
  Automated Transfers.................   18
     Dollar Cost Averaging............   18
     Portfolio Rebalancing............   18
  Lapse and Reinstatement.............   18
  Insured Term Rider..................   19
  Exchange Rights.....................   19
  Right to Cancel.....................   19
Access to Contract Values.............   19
  Policy Loans........................   19
     Consequences.....................   20
  Policy Surrenders...................   20
     Full Surrenders..................   20
     Partial Withdrawals..............   21
Death Benefit.........................   21
  Option 1............................   22
  Option 2............................   22
  Option 3............................   22
  Payment of Proceeds.................   23
  Payment Options.....................   23
Maturity Benefits.....................   23
Charges and Deductions................   24
General...............................   24
  Charges Against Premium.............   24
     Front-End Sales Expense
       Charges........................   24
  Monthly Deduction Amount............   25
     Cost of Insurance Charge.........   25
     Monthly Policy Charge............   25
     Monthly Per $1,000 Charge........   25
  Charges Against the Separate
     Account..........................   25
     Mortality and Expense Risk
       Charge.........................   25
  Underlying Fund Expenses............   25
  Transfer Charge.....................   25
  Reduction or Elimination of
     Charges..........................   25
The Separate Account and Valuation....   26
  The Travelers Fund UL III for
     Variable Life Insurance (Fund UL
     III).............................   26
     How the Contract Value Varies....   26
     Accumulation Unit Value..........   26
     Net Investment Factor............   27
Changes to the Policy.................   27
  General.............................   27
  Changes in Stated Amount............   27
  Changes in Death Benefit Option.....   28
Additional Policy Provisions..........   28
  Assignment..........................   28
  Limit on Right to Contest and
     Suicide Exclusion................   28
  Misstatement as to Sex and Age......   28
  Voting Rights.......................   28
  Disregard of Voting Instructions....   29
Other Matters.........................   29
  Statements to Policy Owners.........   29
  Suspension of Valuation.............   29
  Dividends...........................   30
  Mixed and Shared Funding............   30
  Distribution........................   30
  Legal Proceedings and Opinion.......   30
  Experts.............................   30
Federal Tax Considerations............   31
  General.............................   31
  Tax Status of the Policy............   31
     Definition of Life Insurance.....   31
     Diversification..................   31
     Investor Control.................   32
  Tax Treatment of Policy Benefits....   32
     In General.......................   32
     Modified Endowment Contracts.....   33
     Exchanges........................   33
     Aggregation of Modified Endowment
       Contracts......................   34
     Policies Which Are Not Modified
       Endowment Contracts............   34
     Treatment of Loan Interest.......   34
     The Company's Income Taxes.......   34
The Company...........................   34
  IMSA................................   35
  Management..........................   35
     Directors of The Travelers
       Insurance Company..............   35
     Senior Officers of The Travelers
       Insurance Company..............   36
Example of Policy Charges.............   36
Illustrations.........................   37
Appendix A (Performance
  Information)........................  A-1
Appendix B (Target Premiums)..........  B-1
Appendix C (Cash Value Accumulation
  Test Factors).......................  C-1
Financial Statements -- Fund UL III...
Financial Statements -- The Travelers
  Insurance Company...................

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.


AMOUNT INSURED -- Under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. Under Option 3, the Amount Insured will be equal to the Stated Amount of the policy plus premium payments minus any partial surrenders.



ANDESA, TPA, INC. -- The third party administrator for this product, located at 1605 North Cedar Crest Blvd., Suite 502, Allentown, PA 18104-2351.


BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.

CASH SURRENDER VALUE -- the Contract Value less any outstanding Policy loans.

CONTRACT VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Fixed Account and the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

DEATH BENEFIT -- the amount payable to the Beneficiary if the Insured dies while the policy is in force.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Contract Value.

FIXED ACCOUNT -- part of the General Account of the Company.

GENERAL ACCOUNT -- made up of all our assets other than those held in the Separate Account.

INSURED -- the person on whose life the Policy is issued and who is named on Schedule A of the Application.

INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate premiums or Contract Value. Each investment option invests directly in a corresponding Underlying Fund.

ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.

LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy loan, and to which we credit a fixed rate of interest.

MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Contract Value which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any rider(s).

NET AMOUNT AT RISK -- the Amount Insured for the month divided by 1.0032734 minus the Contract Value.

NET PREMIUM -- the amount of each premium payment, minus the deduction of any front-end sales expense charges.

OUTSTANDING POLICY LOAN -- Amount owed the Company as a result of policy loans including both principal and accrued interest.


PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective. This date will not be on the 29th, 30th, or 31st of any month.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured(s).

POLICY YEARS -- annual periods computed from the Policy Date.

SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, the investment experience of which is kept separate from that of other assets of The Travelers Insurance Company; for example, The Travelers Fund UL III for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.


SURRENDER VALUE -- Cash Surrender Value plus any additional amount paid upon a full cash surrender.


TARGET PREMIUM -- the level annual premium above which the sales expense charges are reduced. Refer to Appendix B.


UNDERLYING FUND -- the underlying mutual fund(s) that correspond to each Investment Option. Each Investment Option invests directly in a Fund.


UNDERWRITING PERIOD - the time period from when we receive a completed Application (see page 10) until the Issue Date.


VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.


VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

WHAT IS CORPORATE OWNED VARIABLE UNIVERSAL LIFE INSURANCE?

This Flexible Premium Variable Life Insurance Policy is designed for corporations and employees to provide insurance protection on the life of Insured employees and to build Contract Value. In addition, under certain circumstances, individuals may purchase a Policy. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium, or transfer Contract Value to various Investment Options and a Fixed Account. These Investment Options include equity, bond, money market and other types of portfolios. Your Contract Value will change daily, depending on investment return. No minimum amount is guaranteed as in a traditional life insurance policy.

SUMMARY OF FEATURES

INVESTMENT OPTIONS: You have the ability to choose from a wide variety of well-known Investment Options. The investment options invest directly in the Funds. These professionally managed stock, bond and money market funds cover a broad spectrum of investment objectives and risk tolerance. The following Investment Options (subject to state availability) are available currently:


EMERGING MARKETS                                   BALANCED
Warburg Pincus Emerging Markets Portfolio          Fidelity VIP II Asset Manager Portfolio -
                                                   Initial Class
INTERNATIONAL                                      Janus Aspen Series Balanced Portfolio -
Janus Aspen Series Worldwide Growth Portfolio -    Service Shares
  Service Shares                                   MFS Total Return Portfolio
Lazard International Stock Portfolio               Salomon Brothers Variable Total Return Fund
Smith Barney International Equity Portfolio
                                                   INDEX
SMALL CAP                                          Deutsche VIT EAFE Equity Index Fund
Delaware Small Cap Value Series                    Deutsche VIT Small Cap Index Fund
Dreyfus Small Cap Portfolio                        Smith Barney Equity Index Portfolio
Franklin Small Cap Fund - Class 2
Travelers Disciplined Small Cap Stock Portfolio    BOND
                                                   American Odyssey Intermediate-Term Bond Fund
MID CAP                                            Salomon Brothers Variable Strategic Bond Fund
Aim Capital Appreciation Portfolio                 Smith Barney Diversified Strategic Income
MFS Emerging Growth Portfolio                      Portfolio
MFS Mid Cap Growth Portfolio                       Travelers Convertible Bond Portfolio
Salomon Brothers Variable Capital Fund             Travelers High Yield Bond Trust
Strong Schafer Value Fund II                       Travelers U.S. Government Securities Portfolio
Travelers Disciplined Mid Cap Stock Portfolio
Van Kampen Enterprise Portfolio                    MONEY MARKET
                                                   Travelers Money Market Portfolio
LARGE CAP
Alliance Growth Portfolio                          REAL ESTATE
Capital Appreciation Fund (Janus)                  Delaware Investments REIT Series
Dreyfus Appreciation Portfolio
Equity Income Portfolio (Fidelity)                 NON-STYLE SPECIFIC
Fidelity VIP II Contrafund(R) Portfolio -          Janus Aspen Series Global Technology Portfolio -
  Service Class 2                                  Service Shares
Large Cap Portfolio (Fidelity)
MFS Research Portfolio
Salomon Brothers Variable Investors Fund
Smith Barney Large Cap Growth Portfolio
Social Awareness Stock Portfolio (Smith Barney)
Strategic Stock Portfolio


Additional Investment Options may be added from time to time. For more information, see "The Investment Options." Refer to each Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.

FIXED ACCOUNT: The Fixed Account is funded by the assets of the General Account. The Contract Value allocated to the Fixed Account is credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than 3%.

PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly. You may also make unscheduled premium payments in any amount, subject to the limitations described in this prospectus.


You indicate on your application what percentage of each Net Premium you would like allocated to the Investment Options and/or the Fixed Account. You may not allocate less than 5% of each Net Premium to any Investment Option and/or Fixed Account and allocations must be in whole percentages. You may change your allocations by writing to the Company or by calling 1-800-334-4298.


During the Underwriting Period, any premium paid will be held in a non-interest bearing account. After the Policy Date and until the applicants' right to cancel has expired, your Net Premium will be invested in the Money Market Portfolio unless you purchase the Contract in a state which permits us to refund Contract Value. Then you may invest your Net Premium in any Investment Option during the right to cancel period. After that, the Contract Value will be distributed to each Investment Option in the percentages indicated on your application.

RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive a full refund of your premium or Contract, as required by state law, by mailing us the Policy and a written request for cancellation within a specified period.

DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:

     - LEVEL OPTION (OPTION 1): the Amount Insured will equal the greater of the Stated Amount or the Minimum Amount Insured.

     - VARIABLE OPTION (OPTION 2): the Amount Insured will equal the greater of the Stated Amount of the Policy plus the Contract Value or the Minimum Amount Insured.

     - ANNUAL INCREASE OPTION (OPTION 3): the Amount Insured will equal the Stated Amount of the Policy plus Premiums, minus withdrawals, accumulated at a specified interest rate not to exceed 10% on an annual basis.

POLICY VALUES: As with other types of insurance policies, this Policy can accumulate a Contract Value. The Contract Value of the Policy will increase or decrease to reflect the investment experience of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Contract Value. There is no minimum guaranteed Contract Value allocated to the Investment Options. As discussed below, any premium payments allocated to the Fixed Account is credited with a minimum guarantee of 3% in any given year.

     - ACCESS TO POLICY VALUES: You may borrow up to 100% of your Policy's Cash Surrender Value. (See "Policy Loans" for loan impact on coverage and policy values.)

You may cancel all or a portion of your Policy while the Insured is living and receive all or a portion of the Cash Surrender Value.


TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Contract Value among the Investment Options. There are restrictions on the transfer of your Contract Value to and from the Fixed Account. You may do this by writing to the Company.


You can use automated transfers to take advantage of dollar cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred from a relatively conservative Investment Option to a more aggressive one, or to several others.

GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, you will have 61 days to pay a premium to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.

EXCHANGE RIGHTS: During the first two Policy Years, you can elect to irrevocably transfer all Contract Value in the Investment Options to the Fixed Account.

TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.

CHARGES AND DEDUCTIONS: Your Policy is subject to charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

     POLICY CHARGES:


     - SALES EXPENSES CHARGES -- We deduct a sales charge from each premium payment received which is guaranteed never to exceed 12% of such Target Premium in all years and 8% on amounts in excess of the Target Premium in all years. On a current basis, the Sales Expense Charge is 10% of the premiums received up to the Target Premium for Policy Years 1 and 2, 8% for Policy Years 3 through 7, and 3.5% thereafter. On a current basis the Sales Expense Charge on premium received in excess of the Target Premium is 6% for Policy Years 1 and 2, 4% for Policy Years 3 through 7, and 3.5% thereafter. For these purposes an increase in Stated Amount is treated as a newly issued contract. Currently, 2.25% of the Sales Expense Charge is designed to compensate us for state premium taxes owed by the Company associated with the receipt of premium, which cost is borne by the Policy Owner. These taxes vary from state to state, and 2.25% is an average. In some states, there may be no premium taxes associated with premium. Likewise, 1.25% of the Sales Expense Charge is designed to compensate us for federal taxes associated with the receipt of premium, which cost is borne by the Policy Owner.



     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover cost of insurance charges, a current Policy Fee of $5.00 (guaranteed not to exceed $10), a sales expense charge of $.10 a month per $1,000 of Stated Amount and charges for optional rider(s).


     - SURRENDER CHARGE -- There is no surrender charge.

     ASSET-BASED CHARGES:  (Not Assessed on Contract Values in the Fixed
Account)

     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which currently equals an annual rate of .20% for Policy Years 1 through 25, and .05% thereafter. It is guaranteed not to exceed .75% in all years.


     - UNDERLYING FUND FEES -- the Separate Account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. These Fund Fees are summarized below:





                                                     MANAGEMENT    12B-1     OTHER       TOTAL
FUND NAME                                               FEE        FEES     EXPENSES    EXPENSES
---------                                            ----------    -----    --------    --------
Capital Appreciation Fund..........................     0.75%                 0.08%       0.83%
Travelers High Yield Bond Trust....................     0.50%                 0.31%       0.81%
Money Market Portfolio(1)..........................     0.32%                 0.08%       0.40%
AMERICAN ODYSSEY FUNDS, INC.
Intermediate-Term Bond Fund........................     0.49%                 0.10%       0.59%
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
EAFE Equity Index Fund(2)..........................     0.26%                 0.39%       0.65%
Small Cap Index Fund(2)............................     0.13%                 0.32%       0.45%

                                                     MANAGEMENT    12B-1     OTHER       TOTAL
FUND NAME                                               FEE        FEES     EXPENSES    EXPENSES
---------                                            ----------    -----    --------    --------
DELAWARE GROUP PREMIUM FUND, INC.
REIT Series (3)....................................     0.64%                 0.21%       0.85%
Small Cap Value Series.............................     0.75%                 0.10%       0.85%
DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio(4)..........................     0.75%                 0.03%       0.78%
Small Cap Portfolio................................     0.75%                 0.03%       0.78%
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio - Initial Class(5).........     0.53%                 0.09%       0.62%
Contrafund Portfolio - Service Class 2(6)..........     0.58%      0.25%      0.07%       0.90%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
  TRUST
Franklin Small Cap Fund - Class 2(12)..............     0.55%      0.25%      0.27%       1.07%
GREENWICH STREET SERIES
Diversified Strategic Income Portfolio(9)..........     0.65%                 0.13%       0.78%
Equity Index Portfolio - Class I Shares(8).........     0.21%                 0.07%       0.28%
JANUS ASPEN SERIES
Balanced Portfolio - Service Shares(7).............     0.65%      0.25%      0.02%       0.92%
Global Technology Portfolio - Service Shares(7)....     0.65%      0.25%      0.13%       1.03%
Worldwide Growth Portfolio - Service Shares(7).....     0.65%      0.25%      0.05%       0.95%
SALOMON BROTHERS VARIABLE SERIES FUND, INC.
Capital Fund(10)...................................     0.00%                 1.00%       1.00%
Investors Fund(10).................................     0.53%                 0.45%       0.98%
Strategic Bond Fund(10)............................     0.27%                 0.73%       1.00%
Total Return Fund(10)..............................     0.15%                 0.85%       1.00%
STRONG VARIABLE INSURANCE FUNDS, INC.
Strong Schafer Value Fund II(11)...................     1.00%                 0.20%       1.20%
TRAVELERS SERIES FUND, INC.
AIM Capital Appreciation Portfolio(13).............     0.80%                 0.04%       0.84%
Alliance Growth Portfolio(13)......................     0.80%                 0.02%       0.82%
MFS Total Return Portfolio(13).....................     0.80%                 0.04%       0.84%
Smith Barney International Equity Portfolio(13)....     0.90%                 0.10%       1.00%
Smith Barney Large Capitalization Growth
  Portfolio(13)....................................     0.75%                 0.11%       0.86%
Van Kampen Enterprise Portfolio(13)................     0.70%                 0.03%       0.73%
THE TRAVELERS SERIES TRUST
Convertible Bond Portfolio(14).....................     0.60%                 0.20%       0.80%
Disciplined Mid Cap Stock Portfolio(15)............     0.70%                 0.25%       0.95%
Disciplined Small Cap Stock Portfolio(14)..........     0.80%                 0.20%       1.00%
Equity Income Portfolio............................     0.75%                 0.13%       0.88%
Large Cap Portfolio................................     0.75%                 0.12%       0.87%
Lazard International Stock Portfolio...............     0.83%                 0.23%       1.06%
MFS Emerging Growth Portfolio......................     0.75%                 0.12%       0.87%
MFS Mid Cap Growth Portfolio(14)...................     0.80%                 0.20%       1.00%
MFS Research Portfolio.............................     0.80%                 0.19%       0.99%
Social Awareness Stock Portfolio...................     0.64%                 0.16%       0.80%
Strategic Stock Portfolio(14)......................     0.60%                 0.30%       0.90%
U.S. Government Securities Portfolio...............     0.32%                 0.16%       0.48%
WARBURG PINCUS TRUST
Emerging Markets Portfolio(16).....................     0.00%                 1.40%       1.40%


---------------

 (1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with Travelers Insurance Company. Travelers has agreed to reimburse the Portfolio for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Expenses would have been 0.50% for the MONEY MARKET PORTFOLIO.

 (2) These fees reflect a voluntary expense reimbursement arrangement whereby the Adviser has agreed to reimburse the funds. Without such arrangement, the Management Fee and Other Expenses for the Deutsche VIT EAFE EQUITY INDEX FUND and SMALL CAP INDEX FUND would have been 0.45% and 0.69%, and 0.35% and 0.83%, respectively. Effective April 2000, the Trust's name was changed from BT Insurance Funds Trust to Deutsche Asset Management VIT Funds.



 (3) The investment adviser for the REIT SERIES is Delaware Management Company ("DMC"). Effective May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, Total Annual Operating Expenses for the fund would have been 0.96%.



 (4) Formerly known as Dreyfus Capital Appreciation Portfolio.



 (5) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds, or FMR on behalf of certain funds, custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the total operating expenses presented in the table would have been 0.57% for EQUITY-INCOME PORTFOLIO, 0.66% for GROWTH PORTFOLIO, and 0.63% for ASSET MANAGER PORTFOLIO.



 (6) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the Total Annual Operating Expenses presented in the table would have been 0.89% for ASSET MANAGER PORTFOLIO - SERVICE CLASS 2, 0.78% for CONTRAFUND PORTFOLIO - SERVICE CLASS, and 0.95% for CONTRAFUND PORTFOLIO - SERVICE CLASS 2. Service Class 2 expenses are based on estimated expenses for the first year.



 (7) Expenses are based on the estimated expenses that the new Service Shares Class of each Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of offset arrangements.



 (8) The Portfolio Management Fee for EQUITY INDEX PORTFOLIO includes 0.06% for fund administration.



 (9) The Portfolio Management Fee for the APPRECIATION PORTFOLIO, the TOTAL RETURN, and the DIVERSIFIED STRATEGIC INCOME PORTFOLIO includes 0.20% for fund administration.



(10) The Adviser has waived all or a portion of its Management Fees for the year ended December 31, 1999. If such fees were not waived or expenses reimbursed, the actual annualized Total Annual Operating Expenses for the INVESTORS FUND, the HIGH YIELD BOND FUND, the CAPITAL FUND, the STRATEGIC BOND FUND, the SMALL CAP GROWTH FUND, and the TOTAL 'RETURN FUND would have been 1.15%, 1.80%, 1.99%, 1.48%, 16.36%, and 1.65%, respectively.



(11) The Adviser for STRONG SCHAFER VALUE FUND II has voluntarily agreed to cap the Total Annual Operating Expenses at 1.20%. The adviser has no current intention to, but may in the future, discontinue or modify any waiver of fees or absorption of expenses at its discretion without further notification. Absent the waiver of fees, the Total Annual Operating Expenses would be 1.57%.



(12) Franklin Small Cap Fund -- Class 2 (previously offered as Franklin Small Cap Investments Fund). On 2/8/00, a merger and reorganization was approved that merged the assets of Franklin Small Cap Investments Fund into Franklin Small Cap Fund, effective 5/1/00. The above table shows restated total expenses based upon the new fees and assets of Franklin Small Cap Fund as of 12/31/99, and not the assets of the combined fund on 5/1/00. However if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Distribution and Service Fee 0.25%, Other expenses 0.27% and Total Annual Operating Expenses 1.07%. The Fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus.



(13) Expenses are as of October 31, 1999 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1999.



(14) Travelers Insurance Company has agreed to reimburse the CONVERTIBLE BOND PORTFOLIO, the STRATEGIC STOCK PORTFOLIO, the DISCIPLINED SMALL CAP STOCK PORTFOLIO, and the MFS MID CAP GROWTH PORTFOLIO for expenses for the period ended December 31, 1999 which exceeded 0.80%, 0.90%, 1.00% and 1.00% respectively. Without such voluntary arrangements, the actual annualized Total Annual Operating Expenses would have been 1.23%, 0.99%, 1.49%, and 1.07% respectively.



(15) Other Expenses reflect the current expense reimbursement arrangement with Travelers Insurance Company. Travelers has agreed to reimburse the Portfolio for the amount by which its aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, the Total Annual Operating Expenses for the Portfolio would have been 0.99% for the DISCIPLINED MID CAP STOCK PORTFOLIO.



(16) Fee waivers, expense reimbursements, or expense credits reduced expenses for the WARBURG PINCUS EMERGING MARKETS PORTFOLIO during 1999, but this may be discontinued at any time. Without such arrangements, the Portfolio's Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 1.88% and 3.13%, respectively. The Portfolio's other expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 1999, net of any fee waivers or expense reimbursements.

                              GENERAL DESCRIPTION
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable life insurance policy offered by The Travelers Insurance Company to corporations and employers and individuals under certain circumstances. It provides life insurance protection on the life (of an Insured), and pays policy proceeds when the Insured dies while the policy is in effect. The policy offers:

     - Flexible premium payments (you select the timing and amount of the premium)

     - A selection of investment options

     - A choice of three death benefit options

     - Loans and partial withdrawal privileges

     - The ability to increase or decrease the Policy's face amount of insurance

     - Additional benefits through the use of an optional rider

This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, Contract Values and other features traditionally associated with life insurance. The Policy is a security because the Contract Value and, under certain circumstances, the Amount Insured, and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.

GROUP OR INDIVIDUAL POLICY. The policy may be issued either as an individual or group policy. Under an individual or group policy, the Insured generally will be an employee. The Certificate, and Group Policy, and Individual Policies are hereafter collectively referred to as the "Policy."

THE APPLICATION. In order to become a policy owner, you must submit an application with information about the proposed insured. The insured must sign a life insurance consent form and provide evidence of insurability, as required. On the application, you will also indicate:

     - the amount of insurance desired (the "stated amount"); minimum of $50,000

     - your choice of the three death benefit options

     - the beneficiary(ies), and whether or not the beneficiary is irrevocable

     - your choice of investment options.

Our underwriting staff will review the completed application, and, if approved, we will issue the Policy.

                              HOW THE POLICY WORKS
--------------------------------------------------------------------------------

You make premium payments and direct them to one or more of the available investment options and the Fixed Account. The Policy's Contract Value will increase or decrease depending on the performance of the investment options you select. In the case of Death Benefit Option 2, the Death Benefit will also vary based on the Investment Options' performance.

If your Policy is in effect when the Insured dies, we will pay your beneficiary the Death Benefit plus any additional rider Death Benefit. Your Policy will stay in effect as long as the Policy's Cash Surrender Value can pay the Policy's monthly charges.

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all future transactions on the policy, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued). During the underwriting period, any premium paid will be held in a non-interest bearing account.

APPLYING PREMIUM PAYMENTS

We apply the first premium on the later of the Issue Date or the date we receive it at our Home Office. During the Right to Cancel Period, we allocate net premiums to the Money Market Portfolio unless state law permits us to refund Contract Value under the Right to Cancel provision. Then, you may invest your Net Premium in any Investment Option. At the end of the Right to Cancel Period, we direct the net premiums to the Investment Option(s) and/or the Fixed Account selected on the application, unless you give us other directions.

Any premium allocation must be at least 5% and must be in whole percentages. You may make additional payments at any time while your Policy is in force. We reserve the right to require evidence of insurability before accepting additional premium payments which result in an increased Net Amount at Risk. We will return any additional premium payments which would exceed the limits prescribed by federal income tax laws or regulations which would prevent the Policy from qualifying as life insurance.

The investment options are segments of the separate account. They correspond to underlying funds with the same names. The available investment options are listed below.

We credit your policy with accumulation units of the investment option(s) you have selected. We calculate the number of accumulation units by dividing your net premium payment by each investment option's accumulation unit value computed after we receive your payment.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The Investment Options currently available under Fund UL III are listed below. There is no assurance that an Investment Option will achieve its stated objectives. We may, add, withdraw or substitute Investment Options from time to time. Any changes will comply with applicable state and federal laws. We would notify you before making such a change. For more detailed information on the investment advisers and their services and fees, please refer to the Investment Options prospectuses which are included with and must accompany this prospectus. Please read carefully the complete risk disclosure in each Portfolio's prospectus before investing.


    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Capital Appreciation Fund  Seeks growth of capital through the     Travelers Asset Management
                           use of common stocks. Income is not an  International Company LLC
                           objective. The Fund invests             ("TAMIC")
                           principally in common stocks of small   Subadviser: Janus Capital
                           to large companies which are expected   Corp.
                           to experience wide fluctuations in
                           price in both rising and declining
                           markets.
High Yield Bond Trust      Seeks generous income. The assets of    TAMIC
                           the High Yield Bond Trust will be
                           invested in bonds which, as a class,
                           sell at discounts from par value and
                           are typically high risk securities.
Money Market Portfolio     Seeks high current income from short-   TAMIC
                           term money market instruments while
                           preserving capital and maintaining a
                           high degree of liquidity.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
AMERICAN ODYSSEY FUNDS, INC.
Intermediate-Term Bond     Seeks maximum long-term total return    American Odyssey Funds
Fund                       by investing primarily in               Management, Inc.
                           intermediate-term corporate debt        Subadviser: TAMIC
                           securities, U.S. government
                           securities, mortgage-related
                           securities and asset-backed
                           securities, as well as money market
                           instruments.
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
EAFE Equity Index Fund     Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the EAFE index.
Small Cap Index Fund       Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the Russell 2000 index.
DELAWARE GROUP PREMIUM FUND
REIT Series                Seeks to achieve maximum long-term      Delaware Management Company,
                           total return. Capital appreciation is   Inc.
                           a secondary objective. The Series       Subadviser: Lincoln
                           seeks to achieve its objectives by      Investment Management, Inc.
                           investing in securities of companies
                           primarily engaged in the real estate
                           industry. Under normal circumstances,
                           at least 65% of the Series total
                           assets will be invested in equity
                           securities of real estate investment
                           trusts ("REITs"). The Series operates
                           as a nondiversified fund as defined by
                           the Investment Company Act of 1940.
Small Cap Value Series     Seeks capital appreciation by           Delaware Management Company,
                           investing in small to mid-cap common    Inc.
                           stocks whose market value appears low   Subadviser: Lincoln
                           relative to their underlying value or   Investment Management, Inc.
                           future earnings and growth potential.
                           Emphasis will also be placed on
                           securities of companies that may be
                           temporarily out of favor or whose
                           value is not yet recognized by the
                           market.
DREYFUS VARIABLE
  INVESTMENT FUND
Appreciation Portfolio     Seeks primarily to provide long-term    The Dreyfus Corporation
                           capital growth consistent with the      Subadviser: Fayez Sarofim &
                           preservation of capital; current        Co.
                           income is a secondary investment
                           objective. The portfolio invests
                           primarily in the common stocks of
                           domestic and foreign issuers.
Small Cap Portfolio        Seeks to maximize capital               The Dreyfus Corporation
                           appreciation.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
FRANKLIN TEMPLETON
  VARIABLE INSURANCE
  PRODUCTS TRUST
Franklin Small Cap Fund -  Seeks long-term capital growth; the     Franklin Advisers, Inc.
Class 2                    Fund seeks to accomplish its objective  Subadviser: Templeton
                           by investing primarily (normally at     Investment Counsel, Inc.
                           least 65% of its assets) in equity
                           securities of smaller capitalization
                           growth companies.
GREENWICH STREET SERIES
  FUND
Diversified Strategic      Seeks high current income by investing  SSB Citi Fund Management LLC.
Income Portfolio           primarily in the following fixed        ("SSB Citi")
                           income securities: U.S. Gov't and
                           mortgage-related securities, foreign
                           gov't bonds and corporate bonds rated
                           below investment grade.
Equity Index Portfolio -   Seeks to replicate, before deduction    Travelers Investment
Class I Shares             of expenses, the total return           Management Company ("TIMCO")
                           performance of the S&P 500 Index.
JANUS ASPEN SERIES
Balanced Portfolio -       Seeks current income and long-term      Janus
Service Shares             growth of capital, consistent with
                           preservation of capital and balanced
                           by current income. It pursues its
                           objective by normally investing 40-60%
                           of its assets in securities selected
                           primarily for their growth potential
                           and 40-60% of its assets in securities
                           selected primarily for their income
                           potential. This Portfolio normally
                           invests at least 25% of its assets in
                           fixed-income securities.
Global Technology          Seeks long-term growth of capital. It   Janus
Portfolio - Service        pursues its objective by investing
Shares                     primarily in equity securities of US
                           and foreign companies selected for
                           their growth potential. Normally, it
                           invests at least 65% of its total
                           assets in securities of companies that
                           the portfolio manager believes will
                           benefit significantly from advances or
                           improvements in technology.
Worldwide Growth           Seeks long-term growth of capital in a  Janus
Portfolio - Service        manner consistent with the
Shares                     preservation of capital. It pursues
                           its objective by investing primarily
                           in common stocks of companies of any
                           size throughout the world. The
                           Portfolio normally invests in issuers
                           from at least five different
                           countries, including the United
                           States. The Portfolio may at times
                           invest in fewer than five countries or
                           even a single country.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
SALOMON BROTHERS VARIABLE
  SERIES FUND
Capital Fund               Seeks capital appreciation through      Salomon Brothers Asset
                           investments primarily in common stock,  Management ("SBAM")
                           or securities convertible to common
                           stocks, which are believed to have
                           above-average price appreciation
                           potential and which may also involve
                           above-average risk.
Investors Fund             Seeks long-term growth of capital.      SBAM
                           Current income is a secondary
                           objective.
Strategic Bond Fund        Seeks high level of current income. As  SBAM
                           a secondary objective, the Portfolio
                           will seek capital appreciation.
Total Return Fund          Seeks above-average income (compared    SBAM
                           to a portfolio invested entirely in
                           equity securities). Secondarily, seeks
                           opportunities for growth of capital
                           and income.
STRONG VARIABLE INSURANCE
  FUNDS, INC.
Strong Schafer Value Fund  Seeks primarily long-term capital       Strong Capital Management,
  II                       appreciation. Current income is a       Inc.
                           secondary objective when selecting      Subadviser: Schafer Capital
                           investments.                            Management Inc.
TRAVELERS SERIES FUND INC.
AIM Capital Appreciation   Seeks capital appreciation by           Travelers Investment Advisers
Portfolio                  investing principally in common stock,  ("TIA")
                           with emphasis on medium-sized and       Subadviser: AIM Capital
                           smaller emerging growth companies.      Management, Inc.
Alliance Growth Portfolio  Seeks long-term growth of capital by    TIA
                           investing predominantly in equity       Subadviser: Alliance Capital
                           securities of companies with a          Management L.P.
                           favorable outlook for earnings and
                           whose rate of growth is expected to
                           exceed that of the U.S. economy over
                           time. Current income is only an
                           incidental consideration.
MFS Total Return           Seeks to obtain above-average income    TIA
Portfolio                  (compared to a portfolio entirely       Subadviser: Massachusetts
                           invested in equity securities)          Financial Services Company
                           consistent with the prudent employment  ("MFS")
                           of capital. Generally, at least 40% of
                           the Portfolio's assets will be
                           invested in equity securities.
Smith Barney               Seeks total return on assets from       SSB Citi
International Equity       growth of capital and income by
Portfolio                  investing at least 65% of its assets
                           in a diversified portfolio of equity
                           securities of established non-U.S.
                           issuers.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
TRAVELERS SERIES FUND INC. (CONT'D)
Smith Barney Large         Seeks long-term growth of capital by    SSB Citi
Capitalization Growth      investing in equity securities of
Portfolio                  companies with large market
                           capitalizations.
Van Kampen Enterprise      Seeks capital appreciation through      SSB Citi
Portfolio                  investment in securities believed to    Subadviser: Van Kampen Asset
                           have above-average potential for        Management, Inc.
                           capital appreciation. Any income
                           received on such securities is
                           incidental to the objective of capital
                           appreciation.
TRAVELERS SERIES TRUST
Convertible Bond           Seeks current income and capital        TAMIC
  Portfolio                appreciation by investing in
                           convertible securities and in
                           combinations of nonconvertible
                           fixed-income securities and warrants
                           or call options that together resemble
                           convertible securities ("synthetic
                           convertible securities").
Disciplined Mid Cap Stock  Seeks growth of capital by investing    TAMIC
Portfolio                  primarily in a broadly diversified      Subadviser: TIMCO
                           portfolio of common stocks.
Disciplined Small Cap      Seeks long term capital appreciation    TAMIC
Stock Portfolio            by investing primarily (at least 65%    Subadviser: TIMCO
                           of its total assets) in the common
                           stocks of U.S. Companies with
                           relatively small market
                           capitalizations at the time of
                           investment.
Equity Income Portfolio    Seeks reasonable income by investing    TAMIC
                           at least 65% in income-producing        Subadviser: FMR
                           equity securities. The balance may be
                           invested in all types of domestic and
                           foreign securities, including bonds.
                           The Portfolio seeks to achieve a yield
                           that exceeds that of the securities
                           comprising the S&P 500. The Subadviser
                           also considers the potential for
                           capital appreciation.
Large Cap Portfolio        Seeks long-term growth of capital by    TAMIC
                           investing primarily in equity           Subadviser: FMR
                           securities of companies with large
                           market capitalizations.
Lazard International       Seeks capital appreciation by           TAMIC
Stock Portfolio            investing primarily in the equity       Subadviser: Lazard Asset
                           securities of non-United States         Management
                           companies (i.e., incorporated or
                           organized outside the United States).
MFS Emerging Growth        Seeks long-term growth of capital.      TAMIC
Portfolio                  Dividend and interest income from       Subadviser: MFS
                           portfolio securities, if any, is
                           incidental.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
THE TRAVELERS SERIES TRUST (CONT'D)
MFS Mid Cap Growth         Seeks to obtain long-term growth of     TAMIC
Portfolio                  capital by investing under normal       Subadviser: MFS
                           market conditions, at least 65% of its
                           total assets in equity securities of
                           companies with medium market
                           capitalization which the investment
                           adviser believes have above-average
                           growth potential.
MFS Research Portfolio     Seeks to provide long-term growth of    TAMIC
                           capital and future income.              Subadviser: MFS
Social Awareness Stock     Seeks long-term capital appreciation    SSB Citi
Portfolio                  and retention of net investment
                           income. The Portfolio seeks to fulfill
                           this objective by selecting
                           investments, primarily common stocks,
                           which meet the social criteria
                           established for the Portfolio. Social
                           criteria currently excludes companies
                           that derive a significant portion of
                           their revenues from the production of
                           tobacco, tobacco products, alcohol, or
                           military defense systems, or in the
                           provision of military defense related
                           services or gambling services.
Strategic Stock Portfolio  Seeks to provide an above-average       TAMIC
                           total return through a combination of   Subadviser: TIMCO
                           potential capital appreciation and
                           dividend income by investing primarily
                           in high dividend yielding stocks
                           periodically selected from the
                           companies included in (i) the Dow
                           Jones Industrial Average and (ii) a
                           subset of the Standard & Poor's
                           Industrial Index.
U.S. Government            Seeks to select investments from the    TAMIC
Securities Portfolio       point of view of an investor concerned
                           primarily with highest credit quality,
                           current income and total return. The
                           assets of the U.S. Government
                           Securities Portfolio will be invested
                           in direct obligations of the United
                           States, its agencies and
                           instrumentalities.
VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio -  Seeks high total return with reduced    Fidelity Management &
Initial Class              risk over the long-term by allocating   Research Company ("FMR")
                           its assets among stocks, bonds and
                           short-term fixed-income instruments.
Contrafund Portfolio -     Seeks long-term capital appreciation    FMR
Service Class 2            by investing primarily in common
                           stocks of companies whose value the
                           advisor believes is not fully
                           recognized by the public.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
WARBURG PINCUS TRUST
Emerging Markets           Seeks long-term growth of capital by    Credit Suisse Asset
  Portfolio                investing primarily in equity           Management, LLC
                           securities of non-U.S issuers
                           consisting of companies in emerging
                           securities markets.


                               THE FIXED ACCOUNT
--------------------------------------------------------------------------------

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in separate account sponsored by the Company.

The staff of the Securities and Exchange Commission (SEC) does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss and guarantees a specified interest rate. The investment gain or loss of the Separate Account or any of the variable Investment Options does not affect the Fixed Account portion of the Policy owner's Contract Value.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the premium payments allocated to the Fixed Account, plus interest credited, less Monthly Deduction Amount allocated to the Fixed Account, less any prior surrenders or loans. If the Policy owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable charges as described under "Charges and Deductions" in this prospectus.

Premium payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Policies participating in the Fixed Accounts.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Policies. The amount of such investment income allocated to the Policies will vary in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee that for the life of the Policy we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

                           POLICY BENEFITS AND RIGHTS
--------------------------------------------------------------------------------

TRANSFERS OF CONTRACT VALUE

INVESTMENT OPTIONS

As long as the Policy remains in effect, you may make transfers of Contract Value between Investment Options. We reserve the right to restrict the number of free transfers to six times in any Policy Year and to charge $10 for each additional transfer; however, we do not currently charge for transfers. Amounts transferred under the Automated Transfer programs described below are not counted for purposes of this limit on transfers.

We calculate the number of Accumulation Units involved using the Accumulation Unit Values on the Valuation Date on which we receive the transfer request.

FIXED ACCOUNT

You may make transfers from the Fixed Account to any other available investment option(s) twice a year during the 30 days following the semi-annual or annual anniversary of the Policy Date. The transfers are limited to an amount of up to 25% of the Fixed Account Contract Value on the semi-annual or annual contract effective date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other Investment Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.


AUTOMATED TRANSFERS


DOLLAR-COST AVERAGING. You may establish automated transfers of Contract Values on a monthly or quarterly basis from any Investment Option(s) to any other Investment Option(s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $1,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Contract Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar-cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING. You may elect to have the Company periodically reallocate values in your policy to match your original (or your latest) funding option allocation request.

LAPSE AND REINSTATEMENT

The Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount. If this happens, we will notify you in writing that if the amount shown in the notice is not paid within 61 days (the "Late Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Late Period, but if no payment is received by us, it will terminate at the end of the Late Period. If the Insured dies during the Late Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," below.)

If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) stated in the lapse notice. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Contract Value will equal the Net Premium. In addition, we reserve the right to require satisfactory evidence of insurability of the Insured.

INSURED TERM RIDER

You may choose to purchase the Insured Term Rider as an addition to the Policy. This rider may not be available in all states.

EXCHANGE RIGHTS

Once the Policy is in effect, you may choose during the first 24 months to irrevocably transfer all Contract Value of the Investment Options to the Fixed Account. Upon election of this option, no future transfers to the Investment Options will be permitted. All future premium payments will be allocated to the Fixed Account. No evidence of insurability is required to exercise this Option.

RIGHT TO CANCEL

An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of

     (1) 10 days after delivery of the Policy to the Policy Owner,

     (2) 45 days of completion of the Policy application, or

     (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest, or

     (4) later if required by state law.

We will refund the premium payments paid, or the sum of (1) the difference between the premium paid, including any fees or charges, and the amounts allocated to the Investment Option(s), (2) the value of the amounts allocated to the Investment Option(s) on the date on which the Company receives the returned Policy, and (3) any fees and other charges imposed on amounts allocated to the Investment Option(s), depending on state law. We will make the refund within seven days after we receive your returned policy.

                           ACCESS TO CONTRACT VALUES
--------------------------------------------------------------------------------

POLICY LOANS


You may borrow up to 100% of the Policy's Cash Surrender Value. This amount will be determined on the day we receive the loan request in writing in a form acceptable to us. We reserve the right to limit loan requests to at least $500. We will make the loan within seven days of our receipt of the written loan request. The annual effective loan interest rate charged is 5.00%. The annual effective loan interest rate credited is 4.40% in years 1 - 10, 4.50% in years 11 - 25, and 4.70% in years 26 plus.


If you have a loan outstanding and request a second loan, we will add the amount of the outstanding loan to the loan request. Interest on the outstanding amount of the loan(s), is charged daily and is payable at the end of each Policy Year.


We will transfer the amount of the loan from each Investment Option on a pro rata basis, as of the date the loan is made unless otherwise specified. Loan amounts will be transferred from the Fixed Account when insufficient amounts are available in the Investment Options. We transfer the loan amount to the Loan Account, and credit the Loan Account with a fixed annual rate as shown in the Policy. Amounts held in the Loan Account will not affected by the investment performance of the Investment Options. As you repay the loan, we deduct the amount of the loan repayment from the Loan Account and reallocate the payments among the Investment Options and the Fixed Account according to your current instructions. You may repay all or any part of a loan secured by the Policy while the Policy is still in effect.

CONSEQUENCES. Your Cash Surrender Value is reduced by the amount of any outstanding loan(s). If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse. Additionally, the Death Benefit payable will be decreased because of an outstanding loan. Also, even if a loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since you do not receive any investment experience on the outstanding loan amount held in the Loan Account.

POLICY SURRENDERS

You may withdraw all or a portion of the Contract Value from the Policy on any day that the Company is open for business.

FULL SURRENDERS. As long as the Policy is in effect, you may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the beneficiary's consent provided the beneficiary has not been designated "irrevocable." If so, you will need the beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Contract Value, minus any outstanding Policy loans.

For full surrenders, we will pay you within seven days after we receive the request, or on the date you specify, whichever is later. The Policy will terminate on the deduction date following our receipt of the surrender request (or following the date you specified, if later).

If the Policy has not been assigned at any time and a full surrender is requested in the first seven Policy Years we will pay an additional amount at the time of surrender as follows:

------------------------------------------------------------------------------------------
       POLICY YEAR OF FULL SURRENDER                       ADDITIONAL PAYMENT
------------------------------------------------------------------------------------------
                     1                        8% of first year premium received up to
                                              Target Premium plus 5.5% of all other
                                              premiums.
------------------------------------------------------------------------------------------
                     2                        6% of the sum of premium received up to
                                              Target Premium in each of the first two
                                              Policy Years plus 5.5% of all other
                                              premiums.
------------------------------------------------------------------------------------------
                     3                        3.5% of the sum of premium received up to
                                              Target Premium in each of the first three
                                              Policy Years plus 3.5% of all other
                                              premiums.
------------------------------------------------------------------------------------------
                     4                        1.5% of the sum of premium received up to
                                              Target Premium in each of the first four
                                              Policy Years plus 1.5% of all other
                                              premiums.
------------------------------------------------------------------------------------------
                     5                        1.5% of the sum of premium received up to
                                              Target Premium in each of the first five
                                              Policy Years plus 1% of all other premiums.
------------------------------------------------------------------------------------------
                     6                        1% of the sum of premium received up to
                                              Target Premium in each of the first six
                                              Policy Years.
------------------------------------------------------------------------------------------
                     7                        .5% of the sum of premium received up to
                                              Target Premium in each of the first six
                                              Policy Years.
------------------------------------------------------------------------------------------

PARTIAL WITHDRAWALS. You may request a partial withdrawal from the Policy at any time after the first policy year. We reserve the right to limit partial withdrawals to at least $500. We will deduct the amount surrendered pro rata from all Investment Options, unless you give us other written instructions.

In addition to reducing the Policy's Contract Value, partial withdrawals will reduce the Death Benefit payable under the Policy. We will reduce the Stated Amount by the amount necessary to prevent any increase in the Net Amount at Risk. We may require you to return the Policy to record this reduction.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the death of the Insured. The Death Benefit will be reduced by any unpaid Monthly Deduction Amount and outstanding Policy loans. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.

You may elect one of these Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under any option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid Monthly Deduction Amount. The Amount Insured under any option may vary with the Contract Value of the Policy. Under Option 1 (the "Level Option"), the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the last Insured's death) or, if greater, the Minimum Amount Insured. Under Option 3, (the Annual Increase Option), the Amount Insured will be equal to stated amount of the policy plus Premium Payments minus any partial surrenders.

The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals to a stated percentage of the Policy's Contract Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the Insured and the definition of life insurance under Section 7702 selected by you. (Cash Value Accumulation Test or Guideline Premium Cash Value Corridor Test. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages for the Guideline Premium Cash Value Corridor Test. For attained ages not shown, the applicable percentages will decrease evenly:

ATTAINED AGE OF
YOUNGER INSURED            PERCENTAGE
---------------            ----------
0-40.....                     250
45.......                     215
50.......                     185
55.......                     150
60.......                     130
65.......                     120
70.......                     115
75.......                     105
       95+                    100

Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation, known as the "guideline premium limitation," generally applies during the early years of variable universal life insurance Policies.

In the Cash Value Accumulation Test, the factors at the end of a Policy Year are set forth in Appendix C.

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Death Benefit Options 1. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Contract Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Contract Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Contract Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Contract Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Contract Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Contract Value ($50,000 + $60,000 = $110,000).

OPTION 3 -- ANNUAL INCREASE OPTION

In the following examples of an Option 3 Annual Increase Option, the Death Benefit is generally equal to the Stated Amount of $50,000 plus premium payments paid minus partial surrenders, accumulated at the specified interest rates.

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($52,650) would be equal to the Stated Amount ($50,000) plus premium payments ($2,500) aggregated at 6.00% for one year, unless the Minimum Amount Insured ($25,000) was greater.


EXAMPLE TWO. If the Contract Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The Death Benefit would be $100,000 since the Death Benefit is greater than the Stated Amount plus premium payments aggregated at 6.00% for one year ($52,650) or the Minimum Amount Insured ($100,000).

PAYMENT OF PROCEEDS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment".) If no beneficiary is living when the Insured has died, the Death Benefit will be paid to the Policy Owner, if living, otherwise, the Death Benefit will be paid to the Policy Owner's estate.

Subject to state law, if the Insured commits suicide within two years following the Issue Date limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion") In addition, if the Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due against the Contract Value of the Policy, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Contract Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)

PAYMENT OPTIONS

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects one of the Company's payment options. We may defer payment of proceeds which exceed the Contract Value for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options.

     The following payment options are available under the Policy:

     OPTION 1 -- Payments of a Fixed Amount

     OPTION 2 -- Payments for a Fixed Period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $50, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                               MATURITY BENEFITS
--------------------------------------------------------------------------------

The maturity date is the anniversary of the Policy Date on which the Insured is age 100. If the Insured is living on the Maturity Date, the Company will pay you the Policy's Contract Value, less any outstanding Policy loan or unpaid Deduction Amount. You must surrender the Policy to us before we make a payment, at which point the Policy will terminate and we will have no further obligations under the Policy.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------


GENERAL



We deduct the charges described below. The charges are for service and benefits we provide, costs and expenses we incur, and risks we assume under the Policies, services and benefits we provide include:



     - the ability for you to make withdrawals and surrenders under the Policies;



     - the ability for you to obtain a loan under the Policies;



     - the death benefit paid on the death of the Insured;



     - the available funding options and related programs (including dollar-cost averaging and portfolio rebalancing);



     - administration of the various elective options available under the Policies; and



     - the distribution of various reports to policy owners.



Costs and expenses we incur include:



     - expenses associated with underwriting applications and increases in the Stated Amount;



     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;



     - sales and marketing expenses including commission payments to your sales agent; and



     - other costs of doing business.



Risks we assume include:



     - that insureds may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and



     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.


CHARGES AGAINST PREMIUM


     - FRONT-END SALES EXPENSE CHARGES. When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge. The current charge is 10% of the premiums received up to the Target Premium for Policy Years 1 and 2, 8% for Policy Years 3 through 7, and 3.5% thereafter. The current charge on premium received in excess of the Target Premium is 6% for Policy Years 1 and 2, 4% for Policy Years 3 through 7, and 3.5% thereafter. The sales charge is guaranteed not to exceed 12% of such Target Premium payments in all Contract Years and 10% on amounts in excess of the Target Premium. For these purposes an increase in Stated Amount is treated as a newly issued contract. Currently, 2.25% of the Sales Expense Charge is designed to compensate us for state premium taxes owed by the Company associated with the receipt of premium, which cost is borne by the Policy Owner. These taxes vary from state to state, and 2.25% is an average. In some states, there may be no premium taxes associated with premium. Likewise, 1.25% of the Sales Expense Charge is designed to compensate us for federal taxes associated with the receipt of premium, which cost is borne by the Policy Owner.

MONTHLY DEDUCTION AMOUNT

We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options and the Fixed Account values attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Monthly Policy Charge and Charges for any Rider(s).

COST OF INSURANCE CHARGE. The amount of the Cost of Insurance deduction depends on the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually and is based on age, sex, risk class of the Insured and duration from issue.

MONTHLY POLICY CHARGE. This current $5 charge is used to cover expenses associated with maintaining the policy. This charge is guaranteed not to exceed $10.


MONTHLY PER $1,000 CHARGE. A sales expense charge of $.10 per $1,000 of the Stated Amount for the first 20 Policy Years. For purposes of this charge an increase in Stated Amount is considered a new policy.


CHARGES AGAINST THE SEPARATE ACCOUNT


MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge for mortality and expense risks. This current charge is at an annual rate of 0.20% for Policy Years 1-25, and .05% thereafter. It is guaranteed not to exceed .75% for all years. This charge compensates us for various risks assumed, benefits provided and expenses incurred.


UNDERLYING FUND EXPENSES


When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the underlying Mutual Funds are described in the individual fund prospectuses. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.


The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

TRANSFER CHARGE


There is currently no charge for transfers between Investment Options. We reserve the right to limit free transfers of Contract Value to six times in any Policy Year, and to charge $10 for any additional transfers.


REDUCTION OR ELIMINATION OF CHARGES

We may offer the Policy in arrangements where a corporation, employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate any charges if the reduction or elimination will be unfairly discriminatory to any person.

                       THE SEPARATE ACCOUNT AND VALUATION
--------------------------------------------------------------------------------

THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE (FUND UL III)

The Travelers Fund III for Variable Life Insurance was established on January 15, 1999 under the insurance laws of the state of Connecticut. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the SEC under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

The assets of Fund are invested exclusively in shares of the Investment Options. The operations of Fund are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL III will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy. The assets held in Fund UL III are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.


All investment income of and other distributions to each Investment Option are reinvested in shares of corresponding underlying fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the underlying funds in connection with the Investment Options associated with premium payments allocated at the Policy Owners' directions, and redeems Fund UL III units to meet Policy obligations. We will also make adjustments in reserves, if required. The Investment Options are required to redeem Fund shares at net asset value and to make payment within seven days.


HOW THE CONTRACT VALUE VARIES. We calculate the Policy's Contract Value each day the New York Stock Exchange is open for trading (a "valuation date") and we are open for business. A Policy's Contract Value reflects a number of factors, including Premium Payments, partial withdrawals, loans, Policy charges, and the investment experience of the Investment Option(s) chosen. The Policy's Contract Value on a valuation date equals the sum of all accumulation units for each Investment Option chosen, plus the Loan Account Value and the Fixed Account Value.

The Separate Account purchases shares of the underlying funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each underlying fund, and reinvests in additional shares of that fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the underlying fund. The Separate Account will redeem underlying fund shares at their net asset value, to the extent necessary to make payments under the Policy.

In order to determine Contract Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each valuation date we receive the written request, or payment in good order, at our Home Office.

ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each valuation date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the underlying fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's valuation date price, we would multiply Friday's Accumulation Unit Value by Monday's net investment factor.)

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience.

NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends of the net rate of return for the corresponding underlying fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at the close of the New York Stock Exchange, and ending at its close of business on the next Valuation
Date). The net rate of return reflects the investment performance of the investment option, includes any dividends or capital gains distributed, and is net of the Separate Account and underlying Investment Option charges.

                             CHANGES TO THE POLICY
--------------------------------------------------------------------------------

GENERAL

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:

     - increases in the stated amount of insurance;

WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:

     - decreases in the stated amount of insurance

     - changing the death benefit option


     - changes to the way your premiums are allocated


     - changing the beneficiary (unless irrevocably named)


Written requests for changes should be sent to the Company c/o Andesa, TPA, Inc.


CHANGES IN STATED AMOUNT

After the first policy year, a Policy Owner may request in writing an increase or decrease in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.

For increases in the Stated Amount, we may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is no additional charge for a decrease in Stated Amount.

CHANGES IN DEATH BENEFIT OPTION



After the first policy year, if the Insured is alive you may change the Death Benefit Option by sending a written request to the Company. The following changes in Death Benefit Options are permissible:



     Options 1-2



     Options 2-1



     Options 3-1



It is not permitted to change from Option 3 to 2; Option 1 to 3, and 2 to 3.



If the Option is changed from Option 1 to Option 2 the Stated Amount will be reduced by the amount of the Contract Value at the time of the change. If the Option is changed from Option 2 to Option 1 the Stated Amount will be increased by the amount of the Contract Value at the time of the Option change. If the Option is changed from Option 3 to Option 1 the Stated Amount will be increased by the amount of accumulated premiums paid at the time of the option change. There is no other direct consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future.


                          ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the lifetime or the Insured for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any outstanding Policy loan, and (iii) the amount of any unpaid Deduction Amount due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase.

MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

VOTING RIGHTS

The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.

DISREGARD OF VOTING INSTRUCTIONS

When permitted by state insurance regulatory authorities, we may disregard voting instructions if the instructions would cause a change in the investment objective or policies of the Separate Account or an Investment Option, or if it would cause the approval or disapproval of an investment advisory Policy of an Investment Option. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any Investment Options which are initiated by a Policy Owner if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if we determine that the change would have an adverse effect on our general account (i.e., if the proposed investment policy for an Investment Option may result in overly speculative or unsound investments.) If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

                                 OTHER MATTERS
--------------------------------------------------------------------------------

STATEMENTS TO POLICY OWNERS

We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:

     - the Stated Amount and the Contract Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);

     - the date and amount of each premium payment;

     - the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial cash surrenders and the amount of any partial surrender charges;

     - the annualized cost of any supplemental benefits purchased under the Policy; and

     - a reconciliation since the last report of any change in Contract Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

SUSPENSION OF VALUATION

We reserve the right to suspend or postpone the date of any payment of any benefit or values associated with the Separate Account for any Valuation Period
(1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines so that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. We reserve the right to suspend or postpone the date of any payment of any benefit or values associated with the fixed account for up to six months.

DIVIDENDS

No dividends will be paid under the Policy.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Investment Options' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Investment Options' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined fund. Please consult the prospectuses of the Investment Options for additional information.

DISTRIBUTION

The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies will be sold by life insurance sales representatives who are registered representatives of the Company or certain other registered broker-dealers. The maximum first year commission payable by the Company for distribution would be no greater than 35% of the actual premium paid in the first twelve months. Any sales representative or employee will be qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker/dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. CFBDS, Inc. serves as principal underwriter of the Policies.


LEGAL PROCEEDINGS AND OPINION



There are no pending material legal proceedings affecting the Separate Account.



Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well at the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Company.



EXPERTS



The financial statements of Fund UL III as of December 31, 1999 and for the period from September 8, 1999 (date operations commenced) to December 31, 1999, included in the registration statement have been included herein in reliance on the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.



The consolidated financial statements of The Travelers Insurance Company and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the IRS Code ("Code") sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has the choice of more investment options to which to allocate premium payments and cash values and may be able to transfer among investment options more frequently than in such rulings. In addition, the Policy Owner may have the choice of certain investment options which may be more similar to each other in their investment objective and policies than in such rulings. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and Contract value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Contract Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Consequences of Life Insurance Contracts." Furthermore, no part of the investment growth of the Contract Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Consequences of Life Insurance Contracts."

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS

Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax or the earnings or the realized capital gains attributable to Fund UL III. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL III under future tax law.

                                  THE COMPANY
--------------------------------------------------------------------------------

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for the Separate Account assets. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL III may not be transferred without notice to and consent of Policy Owners.


The Company is an indirect wholly owned subsidiary of Citigroup Inc., a financial services holding company. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number
(860) 277-0111.


The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

IMSA


The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.


                                   MANAGEMENT
--------------------------------------------------------------------------------


DIRECTORS OF THE TRAVELERS INSURANCE COMPANY



The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Citigroup include, prior to December 31, 1993, Primerica Corporation or its predecessors, and prior to October 8, 1998, Travelers Group Inc.



                             DIRECTOR
     NAME AND POSITION        SINCE                       PRINCIPAL BUSINESS
     -----------------       --------                     ------------------
George C. Kokulis..........    1996     President and Chief Executive Officer since April
                                        2000,
Director                                Executive Vice President (7/1999 to 3/2000), Senior
                                        Vice President (1995-1999), Vice President (1993-1995)
                                        of The Travelers Insurance Company.
Katherine M. Sullivan......    1996     Senior Vice President since May 1996 and General
Director                                Counsel from May 1996 to August 1999 of The Travelers
                                        Insurance Company; Senior Vice President and General
                                        Counsel (1994-1996) Connecticut Mutual; Special
                                        Counsel & Chief of Staff (1988-1994) Aetna Life &
                                        Casualty.

                             DIRECTOR
     NAME AND POSITION        SINCE                       PRINCIPAL BUSINESS
     -----------------       --------                     ------------------
Marc P. Weill*.............    1994     Senior Vice President-Investments since 1993 and Chief
Director                                Investment Officer since 1995 of The Travelers
                                        Insurance Company; Senior Vice President and Chief
                                        Investment Officer of Citigroup Inc. since 1992; Vice
                                        President (1990-1992), Primerica Corporation; Vice
                                        President (1989-1990), Smith Barney Inc.


---------------

* Principal business address: Citigroup Inc., 153 East 53rd St., New York, New York 10043



SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY



The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.



                NAME                      POSITION WITH INSURANCE COMPANY
                ----                      -------------------------------
Stuart Baritz........................  Senior Vice President
Jay S. Fishman.......................  Senior Vice President
Barry Jacobson.......................  Senior Vice President
Russell H. Johnson...................  Senior Vice President
Glenn D. Lammey......................  Executive Vice President, Chief
                                       Financial Officer, Chief Accounting
                                       Officer and Controller
Marla Berman Lewitus.................  Senior Vice President and General
                                       Counsel
Brendan Lynch........................  Senior Vice President
Warren H. May........................  Senior Vice President
Kathleen A. Preston..................  Senior Vice President
Mary Jean Thornton...................  Executive Vice President and
                                       Chief Information Officer
David A. Tyson.......................  Senior Vice President
F. Denney Voss.......................  Senior Vice President



Information relating to the management of the underlying funds is contained in the applicable prospectuses.



                           EXAMPLE OF POLICY CHARGES

--------------------------------------------------------------------------------

The following chart illustrates the Monthly Deduction Amounts that would apply under a Policy based on the assumptions listed below. Monthly Deduction Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates go up each year as the Insured becomes a year older.

Male, Age 45
Guarantee Issue
Non-Smoker
Annual Premium: $25,000 for seven years
Hypothetical Gross Annual Investment
  Rate of Return: 8%

Face Amount: $436,577

Level Death Benefit Option
Current Charges

                                     TOTAL MONTHLY DEDUCTION
                                       FOR THE POLICY YEAR
                                     -----------------------
                                     COST OF
POLICY  CUMULATIVE                  INSURANCE   ADMINISTRATIVE   PER $1,000
 YEAR    PREMIUMS     SALES LOAD     CHARGES       CHARGES         CHARGE
------  ----------    ----------    ---------   --------------   ----------
  1      $ 25,000       $2,500       $  356          $60            $524
  2      $ 50,000       $2,500       $  494          $60            $524
  3      $ 75,000       $2,000       $  609          $60            $524
  5      $125,000       $2,000       $  613          $60            $524
  10     $175,000       $    0       $  960          $60            $524


Hypothetical results shown above are illustrative only and are based on the Hypothetical Gross Annual Investment Rate of Return shown above. This Hypothetical Gross Annual Investment Rate of Return should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over any period of time.

                                 ILLUSTRATIONS
--------------------------------------------------------------------------------


The following pages are intended to illustrate how the Contract Value, Surrender Value and Death Benefit can change over time for Policies issued to a 45 year old male. The illustrations assume that premiums are paid as indicated, no Policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.



For all illustrations, there are two pages of values. One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates, the monthly administrative charge, monthly load per $1,000 of stated amount, mortality and expense risk charge, and sales expense charge allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance Rates charged vary by age, sex and underwriting classification and number of years from Policy issue, and the per $1,000 load per Stated Amount varies by age, amount of insurance and smoker/non-smoker classification for current charges. The current illustrations reflect a deduction from each Target Premium of 10% for years 1-2, 8% years 3-7 and 3.5% thereafter. The current illustrations reflect a deduction on all excess premium of 6% in years 1-2, 4% years 3-7 and 3.5% thereafter.



The guaranteed illustrations reflect a deduction from each Target Premium of 12% in all years and 8% on amounts paid in excess of the Target Premium.



The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first twenty-five policy years the current charges consist of .20% mortality and expense risk charge and
 .05% thereafter. In all policy years, the guaranteed charges consist of a .75% mortality and expense risk charge. For all policy years the current and guaranteed charges consist of .85% for Investment Option Expenses.



The charge for Investment Option expenses reflected in the illustrations assumes that Contract Value is allocated equally among all Investment Options and that no Policy Loans are outstanding, and is an average of the investment advisory fees and other expenses charged by each of the Investment Options during the most recent audited calendar year. The Investment Option expenses for some of the Investment Options reflect an expense reimbursement agreement currently in effect, as shown in the Policy prospectus summary. Although these reimbursement arrangements are expected to continue in subsequent years, the effect of discontinuance could be higher expenses charged to Policy Owners.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.05%, 4.95% and 10.95%, respectively on a current basis for years 1-25; and to approximate net annual rates of -0.90%; 5.10%; 11.10% thereafter. On a guaranteed basis the annual gross investment rates of 0%, 6.0% and 12% correspond to approximate net annual rates of -1.60%; 4.40% and 10.40% in all years.



The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Contract Value and may be higher or lower than those illustrated.



The illustrations do not reflect any charges for federal income taxes against Fund UL III, since the Company is not currently deducting such charges from Fund UL III. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Contract Values and Cash Surrender Values illustrated.



Upon request, the Company will provide a comparable illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show average fund expenses or, if requested, actual fund expenses. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS


             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST


                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45


                     DEATH BENEFIT OPTION 1 CURRENT VALUES



         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     21,328      23,328    436,577    22,649      24,649    436,577      23,969      25,969     436,577
   2      53,813     42,292      45,292    436,577    46,276      49,276    436,577      50,419      53,419     436,577
   3      82,753     63,407      66,032    436,577    71,477      74,102    436,577      80,203      82,828     436,577
   4     113,141     84,223      85,723    436,577    97,857      99,357    436,577     113,192     114,692     436,577
   5     145,048    104,862     106,737    436,577   125,598     127,473    436,577     149,866     151,741     436,577
   6     178,550    125,232     126,732    436,577   154,683     156,183    436,577     190,528     192,028     465,218
   7     213,728    145,366     146,241    436,577   185,214     186,089    439,307     235,449     236,324     558,459
   8     224,414    142,456     142,456    436,577   193,066     193,066    445,003     259,650     259,650     598,474
   9     235,635    139,488     139,488    436,577   201,243     201,243    450,953     286,353     286,353     641,672
  10     247,417    136,433     136,433    436,577   209,738     209,738    457,129     315,785     315,785     688,263
  11     259,787    133,012     133,012    436,577   218,336     218,336    463,060     347,860     347,860     737,762
  12     272,777    129,399     129,399    436,577   227,199     227,199    469,092     383,066     383,066     790,906
  13     286,416    125,544     125,544    436,577   236,310     236,310    475,173     421,654     421,654     847,865
  14     300,736    121,435     121,435    436,577   245,680     245,680    481,315     463,945     463,945     908,924
  15     315,773    117,050     117,050    436,577   255,319     255,319    487,537     510,289     510,289     974,409
  16     331,562    112,174     112,174    436,577   265,096     265,096    493,603     560,766     560,766   1,044,134
  17     348,140    106,968     106,968    436,577   275,155     275,155    499,816     616,040     616,040   1,119,030
  18     365,547    101,392     101,392    436,577   285,502     285,502    506,207     676,545     676,545   1,199,543
  19     383,824     95,401      95,401    436,577   296,139     296,139    512,800     742,749     742,749   1,286,160
  20     403,015     88,940      88,940    436,577   307,066     307,066    519,609     815,152     815,152   1,379,379
  21     423,166     81,891      81,891    436,577   318,464     318,464    526,927     893,851     893,851   1,478,954
  22     444,325     74,633      74,633    436,577   330,405     330,405    534,835     980,502     980,502   1,587,164
  23     466,541     66,655      66,655    436,577   342,636     342,636    542,891   1,075,059   1,075,059   1,703,378
  24     489,868     57,854      57,854    436,577   355,154     355,154    551,077   1,178,181   1,178,181   1,828,131
  25     514,361     48,110      48,110    436,577   367,956     367,956    559,405   1,290,585   1,290,585   1,962,083
  26     540,079     41,539      41,539    436,577   383,632     383,632    571,772   1,422,550   1,422,550   2,120,194
  27     567,083     34,316      34,316    436,577   399,872     399,872    584,631   1,567,597   1,567,597   2,291,895
  28     595,437     26,365      26,365    436,577   416,694     416,694    598,062   1,726,989   1,726,989   2,478,667
  29     625,209     17,590      17,590    436,577   434,110     434,110    612,136   1,902,087   1,902,087   2,682,123
  30     656,470      7,871       7,871    436,577   452,129     452,129    652,669   2,094,356   2,094,356   3,023,295



The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS


             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST


                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45


                    DEATH BENEFIT OPTION 1 GUARANTEED VALUES



         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     19,062      19,062    436,577    20,300      20,300    436,577      21,540      21,540     436,577
   2      53,813     37,753      37,753    436,577    41,436      41,436    436,577      45,271      45,271     436,577
   3      82,753     56,086      56,086    436,577    63,458      63,458    436,577      71,445      71,445     436,577
   4     113,141     74,068      74,068    436,577    86,418      86,418    436,577     100,344     100,344     436,577
   5     145,048     91,702      91,702    436,577   110,368     110,368    436,577     132,278     132,278     436,577
   6     178,550    108,991     108,991    436,577   135,366     135,366    436,577     167,605     167,605     436,577
   7     213,728    125,930     125,930    436,577   161,467     161,467    436,577     206,413     206,413     489,588
   8     224,414    120,693     120,693    436,577   165,586     165,586    436,577     224,676     224,676     517,862
   9     235,635    115,243     115,243    436,577   169,699     169,699    436,577     244,499     244,499     547,882
  10     247,417    109,545     109,545    436,577   173,793     173,793    436,577     265,997     265,997     579,749
  11     259,787    103,567     103,567    436,577   177,853     177,853    436,577     289,302     289,302     613,569
  12     272,777     97,281      97,281    436,577   181,871     181,871    436,577     314,556     314,556     649,455
  13     286,416     90,652      90,652    436,577   185,836     185,836    436,577     341,917     341,917     687,528
  14     300,736     83,642      83,642    436,577   189,736     189,736    436,577     371,552     371,552     727,914
  15     315,773     76,201      76,201    436,577   193,550     193,550    436,577     403,633     403,633     770,747
  16     331,562     682,56      68,256    436,577   197,248     197,248    436,577     438,331     438,331     816,163
  17     348,140     59,719      59,719    436,577   200,787     200,787    436,577     475,813     475,813     864,309
  18     365,547     50,480      50,480    436,577   204,121     204,121    436,577     516,250     516,250     915,334
  19     383,824     40,421      40,421    436,577   207,195     207,195    436,577     559,821     559,821     969,397
  20     403,015     29,407      29,407    436,577   209,955     209,955    436,577     606,714     606,714   1,026,665
  21     423,166     17,836      17,836    436,577   212,893     212,893    436,577     657,699     657,699   1,088,220
  22     444,325      5,045       5,045    436,577   215,454     215,454    436,577     712,522     712,522   1,153,378
  23     466,541          0           0          0   217,587     217,587    436,577     771,459     771,459   1,222,339
  24     489,868          0           0          0   219,221     219,221    436,577     834,793     834,793   1,295,310
  25     514,361          0           0          0   220,256     220,256    436,577     902,782     902,782   1,372,504
  26     540,079          0           0          0   220,551     220,551    436,577     975,656     975,656   1,454,135
  27     567,083          0           0          0   219,925     219,925    436,577   1,053,608   1,053,608   1,540,421
  28     595,437          0           0          0   218,141     218,141    436,577   1,136,788   1,136,788   1,631,580
  29     625,209          0           0          0   214,915     214,915    436,577   1,225,333   1,225,333   1,727,835
  30     656,470          0           0          0   209,928     209,928    436,577   1,319,434   1,319,434   1,904,661



The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                      $28,631 ANNUAL PREMIUM FOR 20 YEARS


                $500,000 SPECIFIED AMOUNT GUIDELINE PREMIUM TEST


                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45


                    DEATH BENEFIT OPTION 2 GUARANTEED VALUES



          PREMIUM           0% HYPOTHETICAL                   6% HYPOTHETICAL                    12% HYPOTHETICAL
           PLUS      ------------------------------   --------------------------------   ---------------------------------
POLICY   INTEREST    CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER     DEATH     CONTRACT    SURRENDER     DEATH
 YEAR      AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
------   ---------   --------   ---------   -------   --------   ---------   ---------   ---------   ---------   ---------
   1        30,063    21,737      21,737    521,737    23,149      23,149      523,149      24,563      245,63     524,563
   2        61,628    42,933      42,933    542,933    47,117      47,117      547,117      51,474      51,474     551,474
   3        94,772    63,586      63,586    563,586    71,930      71,930      571,930      80,968      80,968     580,968
   4       129,573    83,691      83,691    583,691    97,609      97,609      597,609     113,298     113,298     613,298
   5       166,115   103,232     103,232    603,232   124,168     124,168      624,168     148,732     148,732     648,732
   6       204,483   122,192     122,192    622,192   151,619     151,619      651,619     187,566     187,566     687,566
   7       244,770   140,536     140,536    640,536   179,955     179,955      679,955     230,106     230,106     730,106
   8       287,071   158,240     158,240    658,240   209,180     209,180      709,180     276,702     276,702     776,702
   9       331,487   175,262     175,262    675,262   239,281     239,281      739,281     327,722     327,722     827,722
  10       378,124   191,575     191,575    691,575   270,255     270,255      770,255     383,584     383,584     883,584
  11       427,092   207,153     207,153    707,153   302,104     302,104      802,104     444,754     444,754     944,754
  12       478,509   221,980     221,980    721,980   334,836     334,836      834,836     511,753     511,753   1,011,753
  13       532,497   236,036     236,036    736,036   368,459     368,459      868,459     585,156     585,156   1,085,156
  14       589,185   249,298     249,298    749,298   402,976     402,976      902,976     665,591     665,591   1,165,591
  15       648,707   261,729     261,729    761,729   438,373     438,373      938,373     753,737     753,737   1,253,737
  16       711,205   273,270     273,270    773,270   474,617     474,617      974,617     850,323     850,323   1,350,323
  17       776,827   283,846     283,846    783,846   511,652     511,652    1,011,652     956,130     956,130   1,456,130
  18       845,731   293,370     293,370    793,370   549,408     549,408    1,049,408   1,072,013   1,072,013   1,572,013
  19       918,080   301,752     301,752    801,752   587,807     587,807    1,087,807   1,198,906   1,198,906   1,698,906
  20       994,047   308,902     308,902    808,902   626,766     626,766    1,126,766   1,337,845   1,337,845   1,837,845
  21     1,043,749   290,552     290,552    790,552   640,528     640,528    1,140,528   1,462,807   1,462,807   1,962,807
  22     1,095,937   271,224     271,224    771,224   653,589     653,589    1,153,589   1,599,436   1,599,436   2,099,436
  23     1,150,734   250,853     250,853    750,853   665,836     665,836    1,165,836   1,748,865   1,748,865   2,248,865
  24     1,208,270   229,352     229,352    729,352   677,124     677,124    1,177,124   1,912,318   1,912,318   2,412,318
  25     1,268,684   206,579     206,579    706,579   687,250     687,250    1,187,250   2,091,094   2,091,094   2,591,094
  26     1,332,118   182,345     182,345    682,345   695,947     695,947    1,195,947   2,286,572   2,286,572   2,786,572
  27     1,398,724   156,408     156,408    656,408   702,880     702,880    1,202,880   2,500,220   2,500,220   3,000,220
  28     1,468,660   128,482     128,482    628,482   707,650     707,650    1,207,650   2,733,609   2,733,609   3,233,609
  29     1,542,093    98,270      98,270    598,270   709,823     709,823    1,209,823   2,988,459   2,988,459   3,488,459
  30     1,619,198    65,530      65,530    565,530   709,001     709,001    1,209,001   3,266,729   3,266,729   3,766,729



The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                      $28,631 ANNUAL PREMIUM FOR 20 YEARS


                $500,000 SPECIFIED AMOUNT GUIDELINE PREMIUM TEST


                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45


                     DEATH BENEFIT OPTION 2 CURRENT VALUES



          PREMIUM           0% HYPOTHETICAL                    6% HYPOTHETICAL                    12% HYPOTHETICAL
           PLUS      ------------------------------   ---------------------------------   ---------------------------------
POLICY   INTEREST    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH     CONTRACT    SURRENDER     DEATH
 YEAR      AT 5%      VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
------   ---------   --------   ---------   -------   ---------   ---------   ---------   ---------   ---------   ---------
   1        30,063    24,413      26,703    524,413      25,924      28,214     525,924      27,436      29,726     527,436
   2        61,628    48,368      51,804    548,368      52,923      56,359     552,923      57,661      61,097     557,661
   3        94,772    72,437      75,443    572,437      81,651      84,657     581,651      91,616      94,622     591,616
   4       129,573    96,093      97,811    596,093     111,637     113,355     611,637     129,119     130,837     629,119
   5       166,115   119,501     121,648    619,501     143,106     145,253     643,106     170,730     172,877     670,730
   6       204,483   142,512     144,230    642,512     175,979     177,697     675,979     216,736     218,454     716,736
   7       244,770   165,165     166,167    665,165     210,357     211,359     710,357     267,656     268,658     767,656
   8       287,071   188,741     188,741    688,741     247,673     247,673     747,673     325,461     325,461     825,461
   9       331,487   211,934     211,934    711,934     286,695     286,695     786,695     389,451     389,451     889,451
  10       378,124   234,699     234,699    734,699     327,460     327,460     827,460     460,254     460,254     960,254
  11       427,092   256,585     256,585    756,585     369,581     369,581     869,581     538,128     538,128   1,038,128
  12       478,509   277,895     277,895    777,895     413,431     413,431     913,431     624,163     624,163   1,124,163
  13       532,497   298,563     298,563    798,563     459,021     459,021     959,021     719,177     719,177   1,219,177
  14       589,185   318,581     318,581    818,581     506,421     506,421   1,006,421     824,137     824,137   1,324,137
  15       648,707   337,936     337,936    837,936     555,702     555,702   1,055,702     940,112     940,112   1,440,112
  16       711,205   356,312     356,312    856,312     606,623     606,623   1,106,623   1,067,968   1,067,968   1,567,968
  17       776,827   373,986     373,986    873,986     659,541     659,541   1,159,541   1,209,287   1,209,287   1,709,287
  18       845,731   390,923     390,923    890,923     714,510     714,510   1,214,510   1,365,502   1,365,502   1,865,502
  19       918,080   407,083     407,083    907,083     771,586     771,586   1,271,586   1,538,196   1,538,196   2,038,196
  20       994,047   422,418     422,418    922,418     830,814     830,814   1,330,814   1,729,114   1,729,114   2,229,114
  21     1,043,749   409,310     409,310    909,310     863,010     863,010   1,363,010   1,909,305   1,909,305   2,409,305
  22     1,095,937   396,117     396,117    896,117     896,574     896,574   1,396,574   2,109,005   2,109,005   2,609,005
  23     1,150,734   382,161     382,161    882,161     930,872     930,872   1,430,872   2,329,635   2,329,635   2,829,635
  24     1,208,270   367,356     367,356    867,356     965,850     965,850   1,465,850   2,573,398   2,573,398   3,073,398
  25     1,268,684   351,618     351,618    851,618   1,001,442   1,001,442   1,501,442   2,842,731   2,842,731   3,342,731
  26     1,332,118   340,645     340,645    840,645   1,044,490   1,044,490   1,544,490   3,150,106   3,150,106   3,650,106
  27     1,398,724   329,014     329,014    829,014   1,088,957   1,088,957   1,588,957   3,490,828   3,490,828   3,990,828
  28     1,468,660   316,671     316,671    816,671   1,134,857   1,134,857   1,634,857   3,868,541   3,868,541   4,368,541
  29     1,542,093   303,547     303,547    803,547   1,182,186   1,182,186   1,682,186   4,287,280   4,287,280   4,787,280
  30     1,619,198   289,558     289,558    789,558   1,230,924   1,230,924   1,730,924   4,751,515   4,751,515   5,251,515



The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   APPENDIX A
                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, we may show investment performance for the investment options, the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.

For Investment Options of Fund UL III that invest in underlying funds that were in existence before the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Investment Options will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Fund during the period shown.

The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options. The chart reflects the guaranteed maximum .75% mortality and expense risk charge. The rates of return do not reflect the front-end sales charge (which is deducted from premium payments) nor do they reflect Monthly Deduction Amounts. These charges would reduce the average annual return reflected.

The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. See "Charges and Deductions" for more information regarding fees assessed under the Policy. For illustrations of how these charges affect Contract Values and Death Benefits, see "Illustrations." The performance information described in this prospectus may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.

The table below shows the net annual rates of return for accumulation units of investment options available through the Variable Life Policy.

                     TRAVELERS CORPORATE VARIABLE LIFE 2000
                   PERFORMANCE UPDATE AS OF DECEMBER 31, 1999


--------------------------------------------------------------------------------------------------------------
                                                       AVERAGE ANNUAL RETURNS
                        INCEPTION   ------------------------------------------------------------      SINCE
  INVESTMENT OPTION       DATE        MO      QTR      YTD      1 YR     3 YR     5 YR    10 YR     INCEPTION
--------------------------------------------------------------------------------------------------------------
 AIM Capital
   Appreciation
   Portfolio            10-Oct-95   16.59%   35.57%   41.48%   41.48%   22.14%       --       --     17.63%
--------------------------------------------------------------------------------------------------------------
 Alliance Growth
   Portfolio            20-Jun-94    9.66%   25.99%   31.12%   31.12%   28.95%   29.75%       --     27.61%
--------------------------------------------------------------------------------------------------------------
 American Odyssey
   Intermediate-Term
   Bond Fund             1-May-93    0.01%    0.23%    0.49%    0.49%    4.75%    6.15%       --      4.53%
--------------------------------------------------------------------------------------------------------------
 Capital Appreciation
   Fund (Janus)         31-Dec-85   13.64%   34.57%   52.29%   52.29%   45.08%   39.31%   23.68%     18.17%
--------------------------------------------------------------------------------------------------------------
 Delaware Investments
   REIT Series           6-May-98    4.50%   -0.25%   -3.60%   -3.60%       --       --       --     -8.00%
--------------------------------------------------------------------------------------------------------------
 Delaware Small Cap
   Value Series         23-Dec-93    1.64%    1.20%   -5.84%   -5.84%    5.35%   11.27%       --      9.60%
--------------------------------------------------------------------------------------------------------------
 Deutsche VIT EAFE
   Equity Index Fund    23-Oct-97    9.05%   17.59%   26.23%   26.23%       --       --       --     19.55%
--------------------------------------------------------------------------------------------------------------
 Deutsche VIT Small
   Cap Index Fund        7-Oct-97   11.01%   17.97%   18.90%   18.90%       --       --       --      3.90%
--------------------------------------------------------------------------------------------------------------
 Dreyfus Appreciation
   Portfolio             5-Apr-93    2.37%   10.70%   10.41%   10.41%   21.83%   24.40%       --     18.95%
--------------------------------------------------------------------------------------------------------------
 Dreyfus Small Cap
   Portfolio            30-Aug-90   10.54%   20.15%   22.05%   22.05%   10.53%   14.88%       --     34.51%
--------------------------------------------------------------------------------------------------------------
 Equity Income
   Portfolio
   (Fidelity)           30-Aug-96    4.62%    5.07%    3.90%    3.90%   14.83%       --       --     16.95%
--------------------------------------------------------------------------------------------------------------
 Fidelity VIP II Asset
   Manager Portfolio-
   Initial Class         6-Sep-89    4.10%    8.54%   10.03%   10.03%   14.45%   14.54%   12.07%     11.72%
--------------------------------------------------------------------------------------------------------------
 Fidelity VIP
   Contrafund
   Portfolio-Service
   Class 2              12-Jan-00                                 NOT AVAILABLE
--------------------------------------------------------------------------------------------------------------
 Franklin Small Cap
   Fund-Class 2          1-May-98   15.45%   39.37%   72.13%   72.13%       --       --       --     31.44%
--------------------------------------------------------------------------------------------------------------
 Janus Aspen Series
   Balanced
   Portfolio-Service
   Shares               13-Sep-93                                 NOT AVAILABLE
--------------------------------------------------------------------------------------------------------------
 Janus Aspen Series
   Global Technology
   Portfolio-Service
   Shares               15-Jan-00                                 NOT AVAILABLE
--------------------------------------------------------------------------------------------------------------
 Janus Aspen Series
   Worldwide Growth
   Portfolio-Service
   Shares               13-Sep-93                                 NOT AVAILABLE
--------------------------------------------------------------------------------------------------------------
 Large Cap Portfolio
   (Fidelity)           30-Aug-96    8.85%   20.51%   28.19%   28.19%       --       --       --     29.72%
--------------------------------------------------------------------------------------------------------------
 Lazard International
   Stock Portfolio       1-Aug-96    6.89%   10.27%   20.61%   20.61%   13.06%       --       --     13.76%
--------------------------------------------------------------------------------------------------------------
 MFS Emerging Growth
   Portfolio            30-Aug-96   27.67%   54.37%   75.44%   75.44%   41.02%       --       --     38.50%
--------------------------------------------------------------------------------------------------------------
 MFS Mid Cap Growth
   Portfolio            23-Mar-98   17.94%   41.94%   62.79%   62.79%       --       --       --     31.45%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                       AVERAGE ANNUAL RETURNS
                        INCEPTION   ------------------------------------------------------------      SINCE
  INVESTMENT OPTION       DATE        MO      QTR      YTD      1 YR     3 YR     5 YR    10 YR     INCEPTION
--------------------------------------------------------------------------------------------------------------
 MFS Research
   Portfolio            23-Mar-98    9.48%   21.45%   22.58%   22.58%       --       --       --     15.28%
--------------------------------------------------------------------------------------------------------------
 MFS Total Return
   Portfolio            20-Jun-94    0.54%    2.34%    1.62%    1.62%   10.52%   13.79%       --     11.96%
--------------------------------------------------------------------------------------------------------------
 Salomon Brothers
   Variable Capital
   Fund                 17-Feb-98    4.78%   13.10%   20.99%   20.99%       --       --       --     20.54%
--------------------------------------------------------------------------------------------------------------
 Salomon Brothers
   Variable Investors
   Fund                 17-Feb-98    2.01%    7.01%   10.60%   10.60%       --       --       --     10.88%
--------------------------------------------------------------------------------------------------------------
 Salomon Brothers
   Variable Strategic
   Bond Fund            17-Feb-98    0.79%    1.42%   -0.62%   -0.62%       --       --       --      2.43%
--------------------------------------------------------------------------------------------------------------
 Salomon Brothers
   Variable Total
   Return Fund          17-Feb-98   -1.20%    0.73%   -0.22%   -0.22%       --       --       --      2.48%
--------------------------------------------------------------------------------------------------------------
 Smith Barney
   Diversified
   Strategic Income
   Portfolio            16-Oct-91    0.01%    0.91%    0.71%    0.71%    4.36%    7.57%       --      5.64%
--------------------------------------------------------------------------------------------------------------
 Smith Barney Equity
   Index Portfolio      30-Nov-91    5.82%   14.49%   19.49%   19.49%   26.12%   27.29%       --     19.96%
--------------------------------------------------------------------------------------------------------------
 Smith Barney
   International
   Equity Portfolio     20-Jun-94   18.37%   47.12%   66.34%   66.34%   21.29%   18.06%       --     15.23%
--------------------------------------------------------------------------------------------------------------
 Smith Barney Large
   Cap Growth
   Portfolio             6-May-98    5.06%   23.37%   29.70%   29.70%       --       --       --     33.21%
--------------------------------------------------------------------------------------------------------------
 Social Awareness
   Stock Portfolio
   (Smith Barney)        1-May-92    6.08%   11.68%   14.75%   14.75%   23.79%   24.41%       --     16.97%
--------------------------------------------------------------------------------------------------------------
 Strategic Stock
   Portfolio             6-May-98   -0.68%   -0.85%    3.94%    3.94%       --       --       --     -1.62%
--------------------------------------------------------------------------------------------------------------
 Strong Schafer Value
   Fund II              10-Oct-97    0.65%    6.71%   -3.83%   -3.83%       --       --       --     -1.84%
--------------------------------------------------------------------------------------------------------------
 Travelers Convertible
   Bond Portfolio        1-May-98    5.80%    9.30%   17.60%   17.60%       --       --       --     10.36%
--------------------------------------------------------------------------------------------------------------
 Travelers Disciplined
   Mid Cap Stock
   Portfolio             1-Apr-97    6.32%   18.71%   12.40%   12.40%       --       --       --     22.31%
--------------------------------------------------------------------------------------------------------------
 Travelers Disciplined
   Small Cap Stock
   Portfolio             1-May-98    9.57%   15.44%   19.32%   19.32%       --       --       --      3.21%
--------------------------------------------------------------------------------------------------------------
 Travelers High Yield
   Bond Trust           10-Jun-83    0.77%    1.14%    3.40%    3.40%    8.00%   10.63%    8.75%      7.76%
--------------------------------------------------------------------------------------------------------------
 Travelers Money
   Market Portfolio     31-Dec-87    0.40%    1.13%    3.95%    3.95%    4.00%    3.67%    3.61%      4.06%
--------------------------------------------------------------------------------------------------------------
 Travelers U.S.
   Government
   Securities
   Portfolio            24-Jan-92   -0.96%   -0.87%   -5.12%   -5.12%    4.93%    7.44%       --      5.67%
--------------------------------------------------------------------------------------------------------------
 Van Kampen Enterprise
   Portfolio            21-Jun-94   11.22%   23.57%   24.64%   24.64%   25.24%   25.70%       --     23.83%
--------------------------------------------------------------------------------------------------------------
 Warburg Pincus
   Emerging Markets
   Portfolio            31-Dec-97   15.44%   37.90%   79.95%   79.95%       --       --       --     22.21%
--------------------------------------------------------------------------------------------------------------

                                   APPENDIX B
                           TARGET PREMIUM PER $1,000
                                OF STATED AMOUNT
                            ALL UNDERWRITING CLASSES
                             STANDARD AND PREFERRED
                             SMOKER AND NON-SMOKER
--------------------------------------------------------------------------------

  AGE        MALE      FEMALE     UNISEX
  ---        ----      ------     ------
   20       25.49885   21.35312   24.67777
   21       26.25533   22.05852   25.42278
   22       27.04281   22.79038   26.19845
   23       27.86586   23.54970   27.00937
   24       28.72917   24.33773   27.85695
   25       29.63486   25.15422   28.74463
   26       30.58643   26.00205   29.67441
   27       31.58335   26.88113   30.64690
   28       32.62452   27.79141   31.66258
   29       33.71079   28.73438   32.72066
   30       34.84316   29.71150   33.82174
   31       36.02088   30.72326   34.96677
   32       37.24380   31.77143   36.15529
   33       38.51130   32.85823   37.38654
   34       39.82501   33.98300   38.66183
   35       41.18470   35.14808   39.98270
   36       42.59063   36.35310   41.34755
   37       44.04142   37.59596   42.75638
   38       45.53736   38.87592   44.20922
   39       47.07884   40.19069   45.70492
   40       48.66485   41.53957   47.24193
   41       50.29448   42.92135   48.82045
   42       51.96862   44.33684   50.44101
   43       53.68801   45.78699   52.10416
   44       55.45241   47.27608   53.81251
   45       57.26368   48.80417   55.56579
   46       59.12431   50.37449   57.36606
   47       61.03580   51.99103   59.21574
   48       63.00258   53.65371   61.11856
   49       65.02827   55.36365   63.07747
   50       67.11449   57.12257   65.09434

  AGE        MALE      FEMALE     UNISEX
  ---        ----      ------     ------
   51       69.26320   58.93024   67.16829
   52       71.47047   60.78640   69.29887
   53       73.73607   62.68726   71.48414
   54       76.05516   64.63067   73.71929
   55       78.42689   66.61974   76.00345
   56       80.85354   68.65902   78.34017
   57       83.34160   70.75893   80.73560
   58       85.90006   72.93427   83.20014
   59       88.53960   75.19989   85.74576
   60       91.26869   77.56483   88.37912
   61       94.09169   80.03119   91.10324
   62       97.00755   82.59477   93.91915
   63      100.01297   85.23864   96.81869
   64      103.10493   87.94870   99.79450
   65      106.28342   90.71791  102.84656
   66      109.56101   93.55528  105.98510
   67      112.96034   96.48236  109.23156
   68      116.51614   99.53950  112.62104
   69      120.26554  102.77254  116.19089
   70      124.23658  106.21512  119.96965
   71      128.44465  109.89099  123.97439
   72      132.88796  113.80393  128.20151
   73      137.54435  117.93734  132.63054
   74      142.38323  122.27404  137.23573
   75      147.39278  126.80803  142.00609
   76      152.58944  131.55967  146.95678
   77      158.02373  136.57999  152.13912
   78      163.78802  141.95257  157.64536
   79      169.99253  147.77602  163.58178
   80      176.72991  154.13846  170.04077

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   APPENDIX C
                      CASH VALUE ACCUMULATION TEST FACTORS
--------------------------------------------------------------------------------

ATTAINED
  AGE        MALE     FEMALE    UNISEX
--------     ----     ------    ------
   20      633.148%  729.902%  634.212%
   21      614.665%  706.514%  615.406%
   22      596.465%  683.789%  596.908%
   23      578.611%  661.708%  578.729%
   24      560.815%  640.288%  560.856%
   25      543.379%  619.481%  543.379%
   26      526.258%  599.296%  526.258%
   27      509.509%  579.740%  509.509%
   28      493.139%  560.793%  493.139%
   29      477.198%  542.436%  477.198%
   30      461.701%  524.666%  461.701%
   31      446.663%  507.462%  446.663%
   32      432.102%  490.804%  432.102%
   33      418.008%  474.701%  418.008%
   34      404.389%  459.135%  404.389%
   35      391.242%  444.108%  391.242%
   36      378.572%  429.635%  378.572%
   37      366.371%  415.712%  366.371%
   38      354.629%  402.342%  354.629%
   39      343.340%  389.510%  343.340%
   40      332.495%  377.202%  332.495%
   41      322.076%  365.390%  322.076%
   42      312.066%  354.046%  312.066%
   43      302.451%  343.130%  302.451%
   44      293.213%  332.625%  293.213%
   45      284.333%  322.505%  284.333%
   46      275.796%  312.743%  275.796%
   47      267.583%  303.331%  267.583%
   48      259.681%  294.258%  259.681%
   49      252.082%  285.511%  252.082%
   50      244.777%  277.080%  244.777%
   51      237.768%  268.956%  237.768%
   52      231.048%  261.136%  231.048%
   53      224.616%  253.611%  224.616%
   54      218.462%  246.362%  218.462%
   55      212.574%  239.368%  212.574%
   56      206.935%  232.606%  206.935%
   57      201.529%  226.050%  201.529%
   58      196.343%  219.684%  196.343%
   59      191.366%  213.506%  191.366%

ATTAINED
  AGE        MALE     FEMALE    UNISEX
--------     ----     ------    ------
   60      186.595%  207.521%  186.595%
   61      182.029%  201.744%  182.029%
   62      177.668%  196.192%  177.668%
   63      173.510%  190.877%  173.510%
   64      169.549%  185.796%  169.549%
   65      165.775%  180.933%  165.775%
   66      162.175%  176.268%  162.175%
   67      158.734%  171.774%  158.734%
   68      155.443%  167.434%  155.443%
   69      152.298%  163.242%  152.296%
   70      149.296%  159.205%  149.296%
   71      146.446%  155.337%  146.446%
   72      143.754%  151.657%  143.754%
   73      141.225%  148.174%  141.225%
   74      138.855%  144.893%  138.855%
   75      142.252%  142.252%  142.252%
   76      140.077%  140.077%  140.077%
   77      138.021%  138.021%  138.021%
   78      136.067%  136.067%  136.067%
   79      134.206%  134.206%  134.206%
   80      132.698%  132.698%  132.698%
   81      131.020%  131.020%  131.020%
   82      129.445%  129.445%  129.445%
   83      127.981%  127.981%  127.981%
   84      126.623%  126.623%  126.623%
   85      120.411%  120.411%  120.411%
   86      119.280%  119.280%  119.280%
   87      118.211%  118.211%  118.211%
   88      117.185%  117.185%  117.185%
   89      116.182%  116.182%  116.182%
   90      115.177%  115.177%  115.177%
   91      114.146%  114.146%  114.146%
   92      113.058%  113.058%  113.058%
   93      111.887%  111.887%  111.887%
   94      110.625%  110.625%  110.625%
   95      109.295%  109.295%  109.295%
   96      107.982%  107.982%  107.982%
   97      106.958%  106.958%  106.958%
   98      106.034%  106.034%  106.034%
   99      103.603%  103.603%  103.603%

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   TRAVELERS
                            CORPORATE OWNED VARIABLE
                         UNIVERSAL LIFE INSURANCE 2000



L-20680                                                                 May 2000

ANNUAL REPORT
DECEMBER 31, 1999









                                    THE TRAVELERS FUND UL III
                                    FOR VARIABLE LIFE INSURANCE











    [TRAVELERSLIFE&ANNUITY LOGO]

    The Travelers Insurance Company
    The Travelers Life and Annuity Company
    One Tower Square
    Hartford, CT  06183

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 1999




ASSETS:
Investments in eligible funds at market value:
American Odyssey Funds, Inc., 215,350 shares (cost $2,224,193) ..............       $ 2,231,030
BT Insurance Funds Trust, 110,301 shares (cost $1,203,251) ..................         1,309,220
Capital Appreciation Fund, 87,496 shares (cost $7,867,569) ..................         9,519,600
Dreyfus Variable Investment Fund, 10,560 shares (cost $539,237) .............           578,674
Fidelity's Variable Insurance Products Fund II, 17,444 shares (cost $311,671)           325,686
Greenwich Street Series Fund, 79,889 shares (cost $2,647,546) ...............         2,864,818
High Yield Bond Trust, 137,101 shares (cost $1,285,198) .....................         1,298,343
Money Market Portfolio, 16,969,655 shares (cost $16,969,655) ................        16,969,655
Salomon Brothers Variable Series Funds Inc., 136,647 shares (cost $1,611,208)         1,674,630
The Travelers Series Trust, 658,391 shares (cost $11,591,160) ...............        13,605,335
Travelers Series Fund Inc., 324,715 shares (cost $7,083,724) ................         8,096,414
Warburg Pincus Trust, 18,753 shares (cost $231,326) .........................           265,911
                                                                                  --------------
Total Investments (cost $53,565,738) ........................................                          $    58,739,316

Receivables:

  Dividends .................................................................                                   37,827
  Premium payments and transfers from other Travelers accounts ..............                                2,789,999
                                                                                                        --------------
    Total Assets ............................................................                               61,567,142
                                                                                                        --------------
LIABILITIES:
Payables:

  Contract surrenders and transfers to other Travelers accounts .............                                   16,274

  Insurance charges .........................................................                                    6,483
                                                                                                        --------------
    Total Liabilities .......................................................                                   22,757

NET ASSETS: .................................................................                           $   61,544,385
                                                                                                        ==============



                        See Notes to Financial Statements

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31,
1999




INVESTMENT INCOME:
  Dividends ...................................................                            $  421,230

EXPENSES:
  Insurance charges ...........................................                                37,853
                                                                                           ----------

      Net investment income ...................................                               383,377
                                                                                           ----------


REALIZED GAIN (LOSS) AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain (loss) from investment transactions:

    Proceeds from investments sold ............................       $1,063,861
    Cost of investments sold ..................................        1,055,635
                                                                      ----------

      Net realized gain (loss) ................................                                 8,226


  Unrealized gain (loss) on investments:
    Unrealized gain at December 31, 1999 ......................                             5,173,578
                                                                                           ----------

      Net realized gain (loss) and unrealized gain (loss) .....                             5,181,804
                                                                                           ----------

Net increase in net assets resulting from operations ..........                            $5,565,181
                                                                                           ==========






                        See Notes to Financial Statements

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
FOR THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31,
1999

OPERATIONS:

Net investment income. . . . . . . . . . . . . . . . . . . . . . .    $     383,377
Net realized gain (loss) from investment transactions. . . . . . .            8,226
Unrealized gain (loss) on investments. . . . . . . . . . . . . . .        5,173,578
                                                                       ------------
Net increase in net assets resulting from operations . . . . . . .        5,565,181
                                                                      ------------
UNIT TRANSACTIONS:

Participant premium payments
(applicable to 53,893,509 units) . . . . . . . . . . . . . . . . .       56,405,022
Participant transfers from other Travelers accounts
(applicable to 744,740 units). . . . . . . . . . . . . . . . . . .          839,753

Contract surrenders
(applicable to 409,730 units). . . . . . . . . . . . . . . . . . .       (425,818)
Participant transfers to other Travelers accounts
(applicable to 828,645 units). . . . . . . . . . . . . . . . . . .        (839,753)
                                                                       ------------

Net increase in net assets resulting from unit transactions. . . .       55,979,204
                                                                       ------------
Net increase in net assets . . . . . . . . . . . . . . . . . . . .       61,544,385

NET ASSETS:

Beginning of period. . . . . . . . . . . . . . . . . . . . . . . .                -
                                                                       ------------
End of period. . . . . . . . . . . . . . . . . . . . . . . . . . .    $  61,544,385
                                                                       ============





                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.SIGNIFICANT ACCOUNTING POLICIES

The Travelers Fund UL III for Variable Life Insurance ("Fund UL III") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable life insurance contracts issued by The Travelers. Fund UL III is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Fund UL III is comprised of Travelers Corporate Owned Variable Universal Life Insurance Policies.

Participant premium payments applied to Fund UL III are invested in one or more eligible funds in accordance with the selection made by the owner. As of December 31, 1999, the eligible funds available under Fund UL III were: High Yield Bond Trust; Capital Appreciation Fund; Money Market Portfolio; American Odyssey Intermediate-Term Bond Fund of American Odyssey Funds, Inc; U.S. Government Securities Portfolio, Utilities Portfolio, Equity Income Portfolio, Large Cap Portfolio, MFS Emerging Growth Portfolio, Lazard International Stock Portfolio, Disciplined Mid Cap Stock Portfolio, MFS Research Portfolio, MFS Mid Cap Growth Portfolio, Strategic Stock Portfolio, Convertible Bond Portfolio, Disciplined Small Cap Stock Portfolio, Jurika & Voyles Core Equity Portfolio, NWQ Large Cap Portfolio and Social Awareness Stock Portfolio of The Travelers Series Trust; AIM Capital Appreciation Portfolio, Alliance Growth Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio, and Van Kampen Enterprise Portfolio of Travelers Series Fund Inc.; Equity Index Portfolio and Diversified Strategic Income Portfolio of Greenwich Street Series Fund (all of which are managed by affiliates of The Travelers); EAFE Equity Index Fund and Small Cap Index Fund of BT Insurance Funds Trust; Salomon Brothers Variable Capital Fund, Salomon Brothers Variable Investors Fund, Salomon Brothers Variable Strategic Bond Fund and Salomon Brothers Variable Total Return Fund of Salomon Brothers Variable Series Funds Inc.; REIT Series and Small Cap Value Series of Delaware Group Premium Fund, Inc.; Capital Appreciation Portfolio and Small Cap Portfolio of Dreyfus Variable Investment Fund; Montgomery Variable Series: Growth Fund of Montgomery Funds III; Equity Portfolio of OCC Accumulation Trust; Strong Schafer Value Fund II of Strong Variable Insurance Funds, Inc.; Asset Manager Portfolio of Fidelity's Variable Insurance Products Fund II; and Emerging Markets Portfolio of the Warburg Pincus Trust. All of the funds are Massachusetts business trusts, except for Travelers Series Fund Inc., American Odyssey Funds, Inc., and Salomon Brothers Variable Series Funds Inc., which are incorporated under Maryland law; Strong Variable Insurance Funds, Inc., which is a Wisconsin corporation; and Montgomery Funds III which is a Delaware business trust. Not all funds may be available in all states or to all contract owners.

The following is a summary of significant accounting policies consistently followed by Fund UL III in the preparation of its financial statements.

SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The operations of Fund UL III form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL III. Fund UL III is not taxed as a "regulated investment company" under Subchapter M of the Code.

OTHER. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments were $54,621,373 and $1,063,861, respectively, for the period ended December 31, 1999. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $53,565,738 at December 31, 1999. Gross unrealized appreciation for all investments at December 31, 1999 was $5,200,808. Gross unrealized depreciation for all investments at December 31, 1999 was $27,230.

3.CONTRACT CHARGES

Insurance charges are paid for the mortality and expense risks assumed by The Travelers. Each business day, The Travelers deducts a mortality and expense risk charge, which is reflected in the calculation of unit values. This charge equals, on an annual basis, 0.45% for Policy Years 1-4 (contracts in this category are identified as Price 1 in Note 4); 0.25% for Policy Years 5-20 (contracts in this category are identified as Price 2 in Note 4); and 0.05% thereafter (contracts in this category are identified as Price 3 in Note 4), of the amounts held in each variable funding option.

4.NET CONTRACT OWNERS' EQUITY

                                                                  DECEMBER 31, 1999
                                                       ----------------------------------------
                                                                       UNIT         NET
                                                       UNITS           VALUE        ASSETS
                                                       -----           -----        ------
American Odyssey Funds, Inc. .................
  American Odyssey Intermediate-Term Bond Fund
   Price 1 ...................................         2,298,702       $    1.007   $ 2,313,999
   Price 2 ...................................                 -            1.007             -
   Price 3 ...................................                 -            1.008             -

BT Insurance Funds Trust
  EAFE Equity Index Fund

    Price 1 ..................................           172,586            1.133       195,573
    Price 2 ..................................                 -            1.134             -
    Price 3 ..................................                 -            1.134             -
    Small Cap Index Fund
    Price 1 ..................................         1,003,936            1.192     1,196,711
    Price 2 ..................................                 -            1.193             -
    Price 3 ..................................                 -            1.193             -

  Capital Appreciation Fund

    Price 1 ..................................         7,652,695            1.334    10,211,999
    Price 2 ..................................                 -            1.335             -
    Price 3 ..................................                 -            1.334             -

Dreyfus Variable Investment Fund
  Capital Appreciation Portfolio

    Price 1 ..................................           176,578            1.040       183,559
    Price 2 ..................................                 -            1.040             -
    Price 3 ..................................                 -            1.041             -
    Small Cap Portfolio
    Price 1 ..................................           348,184            1.135       395,043
    Price 2 ..................................                 -            1.135             -
    Price 3 ..................................                 -            1.136             -



                                                                  DECEMBER 31, 1999
                                                       ----------------------------------------
                                                                       UNIT         NET
                                                       UNITS           VALUE        ASSETS
                                                       -----           -----        ------
Fidelity's Variable Insurance Products Fund II
    Asset Manager Portfolio
    Price 1 ...................................             306,860    $    1.061   $   325,651
    Price 2 ...................................                   -         1.062             -
    Price 3 ...................................                   -         1.062             -

Greenwich Street Series Fund
    Equity Index Portfolio
    Price 1 ...................................           2,769,408         1.094     3,030,931
    Price 2 ...................................                   -         1.095             -
    Price 3 ...................................                   -         1.096             -

High Yield Bond Trust
    Price 1 ...................................           1,362,519         1.014     1,381,414
    Price 2 ...................................                   -         1.014             -
    Price 3 ...................................                   -         1.015             -

Money Market Portfolio
    Price 1 ...................................          16,799,562         1.016    17,061,075
    Price 2 ...................................                   -         1.016             -
    Price 3 ...................................                   -         1.017             -

Salomon Brothers Variable Series Funds Inc. ...
  Salomon Brothers Variable Capital Fund
    Price 1 ...................................              43,155         1.106        47,738
    Price 2 ...................................                   -         1.107             -
    Price 3 ...................................                   -         1.107             -
  Salomon Brothers Variable Investors Fund
    Price 1 ...................................           1,560,318         1.074     1,676,205
    Price 2 ...................................                   -         1.075             -
    Price 3 ...................................                   -         1.074             -
  Salomon Brothers Variable Strategic Bond Fund
    Price 1 ...................................               5,843         1.020         5,962
    Price 2 ...................................                   -         1.021             -
    Price 3 ...................................                   -         1.022             -


4.  NET CONTRACT OWNERS' EQUITY (CONTINUED)

                                                                  DECEMBER 31, 1999
                                                       ----------------------------------------
                                                                       UNIT         NET
                                                       UNITS           VALUE        ASSETS
                                                       -----           -----        ------
The Travelers Series Trust
  Equity Income Portfolio
    Price 1 ...................................         1,441,520     $    1.060   $ 1,527,512
    Price 2 ...................................                 -          1.060             -
    Price 3 ...................................                 -          1.061             -
  Large Cap Portfolio
    Price 1 ...................................         2,618,902          1.199     3,140,871
    Price 2 ...................................                 -          1.200             -
    Price 3 ...................................                 -          1.201             -
  Lazard International Stock Portfolio
    Price 1 ...................................         3,303,214          1.082     3,575,206
    Price 2 ...................................                 -          1.083             -
    Price 3 ...................................                 -          1.084             -
  MFS Emerging Growth Portfolio
    Price 1 ...................................         3,916,098          1.526     5,974,249
    Price 2 ...................................                 -          1.527             -
    Price 3 ...................................                 -          1.527             -
  MFS Mid Cap Growth Portfolio
    Price 1 ...................................            82,194          1.310       107,702
    Price 2 ...................................                 -          1.311             -
    Price 3 ...................................                 -          1.311             -
  MFS Research Portfolio
    Price 1 ...................................            42,994          1.142        49,092
    Price 2 ...................................                 -          1.142             -
    Price 3 ...................................                 -          1.143             -
  Convertible Bond Portfolio
    Price 1 ...................................            43,662          1.078        47,053
    Price 2 ...................................                 -          1.078             -
    Price 3 ...................................                 -          1.078             -
  Disciplined Mid Cap Stock Portfolio
    Price 1 ...................................            43,107          1.117        48,134
    Price 2 ...................................                 -          1.117             -
    Price 3 ...................................                 -          1.117             -
  U.S. Government Securities Portfolio
    Price 1 ...................................            62,467          0.982        61,342
    Price 2 ...................................                 -          0.982             -
    Price 3 ...................................                 -          0.983             -
  Utilities Portfolio
    Price 1 ...................................            45,475          0.956        43,474
    Price 2 ...................................                 -          0.956             -
    Price 3 ...................................                 -          0.957             -



                                                                  DECEMBER 31, 1999
                                                       ----------------------------------------
                                                                       UNIT         NET
                                                       UNITS           VALUE        ASSETS
                                                       -----           -----        ------
Travelers Series Fund Inc.
  AIM Capital Appreciation Portfolio

    Price 1 ........................................       949,091     $    1.358   $ 1,288,552
    Price 2 ........................................             -          1.358             -
    Price 3 ........................................             -          1.359             -
  Alliance Growth Portfolio
    Price 1 ........................................     4,193,981          1.265     5,304,043
    Price 2 ........................................             -          1.265             -
    Price 3 ........................................             -          1.266             -
  MFS Total Return Portfolio
    Price 1 ........................................     1,345,156          1.029     1,383,721
    Price 2 ........................................             -          1.029             -
    Price 3 ........................................             -          1.030             -
  Putnam Diversified Income Portfolio
    Price 1 ........................................        62,467          1.009        63,032
    Price 2 ........................................             -          1.009             -
    Price 3 ........................................             -          1.010             -
  Smith Barney International Equity Portfolio
    Price 1 ........................................       156,528          1.310       204,977
    Price 2 ........................................             -          1.310             -
    Price 3 ........................................             -          1.310             -
  Smith Barney Large Capitalization Growth Portfolio
    Price 1 ........................................       301,335          1.107       333,695
    Price 2 ........................................             -          1.108             -
    Price 3 ........................................             -          1.108             -
  Van Kampen Enterprise Portfolio
    Price 1 ........................................        85,037          1.176       100,001
    Price 2 ........................................             -          1.176             -
    Price 3 ........................................             -          1.177             -

Warburg Pincus Trust
  Emerging Markets Portfolio
    Price 1 ........................................       206,300          1.289       265,869
    Price 2 ........................................             -          1.289             -
    Price 3 ........................................             -          1.290             -
                                                                                    -----------
Net Contract Owners' Equity ...................................................     $61,544,385
                                                                                    ===========

5.  STATEMENT OF INVESTMENTS

INVESTMENT OPTIONS                                                                  NO. OF                        MARKET
                                                                                    SHARES                        VALUE
                                                                          ---------------------------   ---------------------------

  AMERICAN ODYSSEY FUNDS, INC. (3.8%)
    American Odyssey Intermediate-Term Bond Fund
      Total (Cost $2,224,193)                                                                215,350                    $2,231,030
                                                                          ---------------------------   ---------------------------

  BT INSURANCE FUNDS TRUST (2.2%)
    EAFE Equity Index Fund (Cost $186,595)                                                    14,383                       195,603
    Small Cap Index Fund (Cost $1,016,656)                                                    95,918                     1,113,617
                                                                          ---------------------------   ---------------------------
      Total (Cost $1,203,251)                                                                110,301                     1,309,220
                                                                          ---------------------------   ---------------------------

  CAPITAL APPRECIATION FUND (16.2%)
      Total (Cost $7,867,569)                                                                 87,496                     9,519,600
                                                                          ---------------------------   ---------------------------
  DREYFUS VARIABLE INVESTMENT FUND (1.0%)

    Capital Appreciation Portfolio (Cost $178,992)                                             4,605                       183,589
    Small Cap Portfolio (Cost $360,245)                                                        5,955                       395,085
                                                                          ---------------------------   ---------------------------
      Total (Cost $539,237)                                                                   10,560                       578,674
                                                                          ---------------------------   ---------------------------

  FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II (0.6%)
    Asset Manager Portfolio
      Total (Cost $311,671)                                                                   17,444                       325,686
                                                                          ---------------------------   ---------------------------

  GREENWICH STREET SERIES FUND (4.9%)
    Equity Index Portfolio
      Total (Cost $2,647,546)                                                                 79,889                     2,864,818
                                                                          ---------------------------   ---------------------------

  HIGH YIELD BOND TRUST (2.2%)
      Total (Cost $1,285,198)                                                                137,101                     1,298,343
                                                                          ---------------------------   ---------------------------

  MONEY MARKET PORTFOLIO (28.9%)
      Total (Cost $16,969,655)                                                            16,969,655                    16,969,655
                                                                          ---------------------------   ---------------------------

  SALOMON BROTHERS VARIABLE SERIES FUNDS INC. (2.8%)
    Salomon Brothers Variable Capital Fund (Cost $46,009)                                      3,494                        47,757
    Salomon Brothers Variable Investors Fund (Cost $1,559,015)                               132,535                     1,620,906
    Salomon Brothers Variable Strategic Bond Fund (Cost $6,184)                                  618                         5,967
                                                                          ---------------------------   ---------------------------
        Total (Cost $1,611,208)                                                              136,647                     1,674,630
                                                                          ---------------------------   ---------------------------

5.  STATEMENT OF INVESTMENTS (CONTINUED)

                                                                                    NO.OF                         MARKET
                                                                                    SHARES                        VALUE
                                                                          ---------------------------   ---------------------------
  THE TRAVELERS SERIES TRUST (23.2%)
    Equity Income Portfolio (Cost $1,441,625)                                                 94,134                    $1,416,715
    Large Cap Portfolio (Cost $2,747,629)                                                    139,604                     2,947,030
    Lazard International Stock Portfolio (Cost $3,072,045)                                   212,655                     3,325,927
    MFS Emerging Growth Portfolio (Cost $4,000,167)                                          186,411                     5,558,764
    MFS Mid Cap Growth Portfolio (Cost $89,107)                                                6,557                       107,725
    MFS Research Portfolio (Cost $44,558)                                                      3,760                        49,111
    Convertible Bond Portfolio (Cost $44,539)                                                  4,027                        47,071
    Disciplined Mid Cap Stock Portfolio (Cost $44,546)                                         3,085                        48,152
    U.S. Government Securities Portfolio (Cost $62,434)                                        5,424                        61,349
    Utilities Portfolio (Cost $44,510)                                                         2,734                        43,491
                                                                          ---------------------------   ---------------------------
      Total (Cost $11,591,160)                                                               658,391                    13,605,335
                                                                          ---------------------------   ---------------------------

  TRAVELERS SERIES FUND INC. (13.8%)
    AIM Capital Appreciation Portfolio (Cost $930,324)                                        55,555                     1,149,988
    Alliance Growth Portfolio (Cost $4,233,573)                                              150,365                     4,943,988
    MFS Total Return Portfolio (Cost $1,283,027)                                              80,139                     1,300,649

    Putnam Diversified Income Portfolio (Cost $62,433)                                         5,506                        63,039
    Smith Barney International Equity Portfolio (Cost $172,697)                                8,925                       204,998
    Smith Barney Large Capitalization Growth Portfolio (Cost $312,536)                        20,871                       333,730
    Van Kampen Enterprise Portfolio (Cost $89,134)                                             3,354                       100,022
                                                                          ---------------------------   ---------------------------
      Total (Cost $7,083,724)                                                                324,715                     8,096,414
                                                                          ---------------------------   ---------------------------

  WARBURG PINCUS TRUST (0.4%)
    Emerging Markets Portfolio
      Total (Cost $231,326)                                                                   18,753                       265,911
                                                                          ---------------------------   ---------------------------

  TOTAL INVESTMENT OPTIONS (100%)
   (COST $53,565,738)                                                                                                  $58,739,316
                                                                                                        ===========================

                       This page intentionally left blank

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS FOR THE PERIOD SEPTEMBER 8,1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999

                                                                                                                          DREYFUS
                                                   AMERICAN ODYSSEY                                    CAPITAL           CAPITAL
                                                  INTERMEDIATE-TERM     EAFE EQUITY    SMALL CAP      APPRECIATION      APPRECIATION
                                                       BOND FUND        INDEX FUND     INDEX FUND        FUND            PORTFOLIO
                                                    -----------------  -----------   -------------  ---------------   -------------
INVESTMENT INCOME:
Dividends ..........................................   $          -    $    8,490    $     41,366     $          -    $      1,347
                                                       ------------    ----------    ------------     ------------    ------------

EXPENSES:

Insurance charges ..................................          1,589            93             727            6,182             111
                                                       ------------    ----------    ------------     ------------    ------------
     Net investment income (loss) ..................         (1,589)        8,397          40,639           (6,182)          1,236
                                                       ------------    ----------    ------------     ------------    ------------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:

Realized gain (loss) from investment transactions:

  Proceeds from investments sold ...................          5,564           743           2,601           24,089           1,137
  Cost of investments sold .........................          5,545           719           2,469           21,019           1,133
                                                       ------------    ----------    ------------     ------------    ------------

     Net realized gain (loss) ......................             19            24             132            3,070               4
                                                       ------------    ----------    ------------     ------------    ------------

Unrealized gain (loss) on investments:
  End of period .....................................         6,837         9,008          96,961        1,652,031           4,597
                                                       ------------    ----------    ------------     ------------    ------------

Net increase (decrease) in net assets
     resulting from operations .....................          5,267        17,429         137,732        1,648,919           5,837
                                                       ------------    ----------    ------------     ------------    ------------




UNIT TRANSACTIONS:

Participant premium payments .......................      2,316,200       179,571       1,066,449        8,458,556         180,492
Participant transfers from other Travelers accounts           8,482             -               -          169,647               -
Contract surrenders ................................        (15,950)       (1,427)         (7,470)         (65,123)         (2,770)
Participant transfers to other Travelers accounts ..              -             -               -                -               -
                                                       ------------    ----------    ------------     ------------    ------------

     Net increase in net assets
       resulting from unit transactions ............      2,308,732       178,144       1,058,979        8,563,080         177,722
                                                       ------------    ----------    ------------     ------------    ------------

       Net increase in net assets ..................      2,313,999       195,573       1,196,711       10,211,999         183,559




NET ASSETS:

     Beginning of period ...........................              -             -               -                -               -
                                                       ------------    ----------    ------------     ------------    ------------

     End of period .................................   $  2,313,999    $  195,573    $  1,196,711     $ 10,211,999    $    183,559
                                                       ============    ==========    ============     ============    ============

                                                                                                                 SALOMON
                                                                                SALOMON          SALOMON         BROTHERS
                                                                                BROTHERS         BROTHERS        VARIABLE
DREYFUS SMALL  ASSET MANAGER   EQUITY INDEX      HIGH YIELD     MONEY MARKET    VARIABLE         VARIABLE      STRATEGIC BOND
CAP PORTFOLIO    PORTFOLIO       PORTFOLIO       BOND TRUST       PORTFOLIO    CAPITAL FUND   INVESTORS FUND        FUND
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$         -     $         -     $         -     $        -      $   131,476     $     1,455     $     8,228     $       298
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


        152             159           1,832             919          10,821              23           1,147               6
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------
       (152)           (159)         (1,832)           (919)        120,655           1,432           7,081             292
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------




      1,171           1,315           7,469           3,259         958,747             177           3,975              75
      1,143           1,292           7,090           3,236         958,747             170           3,832              75
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

         28              23             379              23               -               7             143               -
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


     34,840          14,015         217,271          13,145               -           1,748          61,891            (217)
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


     34,716          13,879         215,818          12,249         120,655           3,187          69,115              75
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------





    210,214         314,252       2,675,972       1,378,638      17,920,543          44,911       1,618,377           6,116
    152,682               -         161,165               -               -               -               -               -
     (2,569)         (2,480)        (22,024)         (9,473)       (140,370)           (360)        (11,287)           (229)
          -               -               -               -        (839,753)              -               -               -
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------


    360,327         311,772       2,815,113       1,369,165      16,940,420          44,551       1,607,090           5,887
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

    395,043         325,651       3,030,931       1,381,414      17,061,075          47,738       1,676,205           5,962



          -               -               -               -               -               -               -               -
-----------     -----------     -----------     -----------     -----------     -----------     -----------     -----------

$   395,043     $   325,651     $ 3,030,931     $ 1,381,414     $17,061,075     $    47,738     $ 1,676,205     $     5,962
===========     ===========     ===========     ===========     ===========     ===========     ===========     ===========


6.  SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE PERIOD SEPTEMBER 8,1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                                                                            MFS           MFS
                                                                                            LAZARD        EMERGING      MID CAP
                                                         EQUITY INCOME    LARGE CAP      INTERNATIONAL     GROWTH       GROWTH
                                                          PORTFOLIO       PORTFOLIO     STOCK PORTFOLIO   PORTFOLIO    PORTFOLIO
                                                         -------------------------------------------------------------------------
INVESTMENT INCOME:
Dividends ..........................................     $    86,489     $   132,932    $         -     $         -    $         -
                                                         -----------     -----------    -----------     -----------    -----------

EXPENSES:
Insurance charges ..................................             954           1,987          2,310           3,268             50
                                                         -----------     -----------    -----------     -----------    -----------
    Net investment income (loss)  ..................          85,535         130,945         (2,310)         (3,268)           (50)
                                                         -----------     -----------    -----------     -----------    -----------

REALIZED GAIN (LOSS) AND UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .................             3,455           7,174          8,137          12,877            387
  Cost of investments sold .......................             3,425           6,667          7,898          11,032            354
                                                         -----------     -----------    -----------     -----------    -----------

      Net realized gain (loss)  ....................              30             507            239           1,845             33
                                                         -----------     -----------    -----------     -----------    -----------

Unrealized gain (loss) on investments:
  End of period ....................................         (24,910)        199,401        253,882       1,558,597         18,618
                                                         -----------     -----------    -----------     -----------    -----------

Net increase (decrease) in net assets
      resulting from operations ....................          60,655         330,853        251,811       1,557,174         18,601
                                                         -----------     -----------    -----------     -----------    -----------




UNIT TRANSACTIONS:
Participant premium payments .......................       1,451,441       2,830,134      3,346,754       4,450,651         89,835
Participant transfers from other Travelers accounts           25,448               -              -               -              -
Contract surrenders ................................         (10,032)        (20,116)       (23,359)        (33,576)          (734)
Participant transfers to other Travelers accounts ..               -               -              -               -              -
                                                         -----------     -----------    -----------     -----------    -----------

  Net increase in net assets
    resulting from unit transactions ...............       1,466,857       2,810,018      3,323,395       4,417,075         89,101
                                                         -----------     -----------    -----------     -----------    -----------

    Net increase in net assets .....................       1,527,512       3,140,871      3,575,206       5,974,249        107,702




  NET ASSETS:
    Beginning of period .............................             -               -              -               -              -
                                                         -----------     -----------    -----------     -----------    -----------

    End of period ...................................    $ 1,527,512     $ 3,140,871    $ 3,575,206     $ 5,974,249    $   107,702
                                                         ===========     ===========    ===========     ===========    ===========


                             DISCIPLINED     U.S.
   MFS          CONVERTIBLE    MID CAP    GOVERNMENT                  AIM CAPITAL     ALLIANCE        MFS TOTAL
 RESEARCH          BOND         STOCK     SECURITIES    UTILITIES    APPRECIATION      GROWTH          RETURN
 PORTFOLIO      PORTFOLIO     PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO      PORTFOLIO        PORTFOLIO
--------------  ----------    ---------   ----------   -----------   -----------    -------------   --------------

$         -     $       -     $      -    $       -    $        -    $         -    $          -    $           -
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------

         23            23           23           40            22            751           3,288              909
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------
        (23)          (23)         (23)         (40)          (22)          (751)         (3,288)            (909)
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------




        175           172          177          176           164          2,593          11,858            3,100
        169           169          170          178           170          2,288          10,675            3,060
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------

          6             3            7           (2)           (6)           305           1,183               40
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------


      4,553         2,532        3,607       (1,085)       (1,019)       219,664         710,415           17,622
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------


      4,536         2,512        3,591       (1,127)       (1,047)       219,218         708,310           16,753
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------





     44,914        44,895       44,902       62,773        44,866      1,077,003       4,458,264        1,333,763
          -             -            -            -             -              -         169,647           42,412
       (358)         (354)        (359)        (304)         (345)        (7,669)        (32,178)          (9,207)
          -             -            -            -             -              -               -                -
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------


     44,556        44,541       44,543       62,469        44,521      1,069,334       4,595,733        1,366,968
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------

     49,092        47,053       48,134       61,342        43,474      1,288,552       5,304,043        1,383,721





          -             -            -            -             -              -               -                -
------------    ----------    ---------   ----------   -----------   ------------   -------------   --------------

   $ 49,092      $ 47,053     $ 48,134     $ 61,342      $ 43,474    $ 1,288,552     $ 5,304,043      $ 1,383,721
============    ==========    =========   ==========   ===========   ============   =============   ==============

6.  SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE PERIOD SEPTEMBER 8,1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)


                                                                                          SMITH BARNEY
                                                            PUTNAM       SMITH BARNEY         LARGE
                                                         DIVERSIFIED     INTERNATIONAL   CAPITALIZATION    VAN KAMPEN
                                                           INCOME           EQUITY           GROWTH        ENTERPRISE
                                                          PORTFOLIO        PORTFOLIO        PORTFOLIO      PORTFOLIO
                                                        -------------  ----------------  --------------  -------------
INVESTMENT INCOME:
Dividends .........................................       $       -        $       -        $     681        $       -
                                                          ---------        ---------        ---------        ---------

EXPENSES:
Insurance charges .................................              40               67              164               48
                                                          ---------        ---------        ---------        ---------
    Net investment income (loss) ..................             (40)             (67)             517              (48)
                                                          ---------        ---------        ---------        ---------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ..................             178              204            1,359              372
  Cost of investments sold ........................             178              185            1,293              354
                                                          ---------        ---------        ---------        ---------

     Net realized gain (loss) .....................               -               19               66               18
                                                          ---------        ---------        ---------        ---------

Unrealized gain (loss) on investments:
  End of period ...................................             606           32,301           21,194           10,888
                                                          ---------        ---------        ---------        ---------

Net increase (decrease) in net assets
  resulting from operations .......................             566           32,253           21,777           10,858
                                                          ---------        ---------        ---------        ---------




UNIT TRANSACTIONS:
Participant premuim payments ......................          62,772           62,772          314,438           89,862
Participant transfers from other Travelers accounts               -          110,270                -                -
Contract surrenders ...............................            (306)            (318)          (2,520)            (719)
Participant transfers to other Travelers accounts .               -                -                -                -
                                                          ---------        ---------        ---------        ---------

 Net increase in net assets
    resulting from unit transactions ..............          62,466          172,724          311,918           89,143
                                                          ---------        ---------        ---------        ---------

    Net increase in net assets ....................          63,032          204,977          333,695          100,001




NET ASSETS:
  Beginning of period .............................               -                -                -                -
                                                          ---------        ---------        ---------        ---------

  End of period ...................................       $  63,032        $ 204,977        $ 333,695        $ 100,001
                                                          =========        =========        =========        =========

   EMERGING
   MARKETS
  PORTFOLIO           COMBINED
-------------    ----------------

$      8,468        $    421,230
------------        ------------


         125              37,853
------------        ------------
       8,343             383,377
------------        ------------




         981           1,063,861
         900           1,055,635
------------        ------------

          81               8,226
------------        ------------


      34,585           5,173,578
------------        ------------


      43,009           5,565,181
------------        ------------





     224,692          56,405,022
           -             839,753
      (1,832)           (425,818)
           -            (839,753)
------------        ------------


     222,860          55,979,204
------------        ------------

     265,869          61,544,385




           -                   -
------------        ------------

$    265,869        $ 61,544,385
============        ============


7.  SCHEDULE OF UNITS FOR FUND UL III
    FOR THE PERIOD SEPTEMBER 8,1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999



                                           AMERICAN
                                            ODYSSEY
                                         INTERMEDIATE-                                            CAPITAL         DREYFUS CAPITAL
                                             TERM            EAFE EQUITY    SMALL CAP INDEX    APPRECIATION        APPRECIATION
                                          BOND FUND          INDEX FUND           FUND             FUND             PORTFOLIO
                                       ---------------    ---------------   ----------------   --------------    ----------------
Units beginning of period ..........                -                 -                 -                 -                 -
Units purchased and transferred from
  other Travelers accounts .........        2,314,606           173,986         1,011,120         7,711,777           179,350
Units redeemed and transferred to
  other Travelers accounts .........          (15,904)           (1,400)           (7,184)          (59,082)           (2,772)
                                           ----------        ----------        ----------        ----------        ----------
Units end of period ................        2,298,702           172,586         1,003,936         7,652,695           176,578
                                           ==========        ==========        ==========        ==========        ==========



                                     DREYFUS SMALL CAP      ASSET MANAGER     EQUITY INDEX       HIGH YIELD        MONEY MARKET
                                             PORTFOLIO          PORTFOLIO        PORTFOLIO         BOND TRUST         PORTFOLIO
                                       ---------------    ---------------   ----------------   --------------    ----------------
Units beginning of period ..........                 -                  -                  -                  -                  -
Units purchased and transferred from
  other Travelers accounts .........           350,747            309,313          2,791,294          1,371,980         17,767,544
Units redeemed and transferred to
  other Travelers accounts .........            (2,563)            (2,453)           (21,886)            (9,461)          (967,982)
                                           -----------        -----------        -----------        -----------        -----------
Units end of period ................           348,184            306,860          2,769,408          1,362,519         16,799,562
                                           ===========        ===========        ===========        ===========        ===========



                                      SALOMON BROTHERS    SALOMON BROTHERS    SALOMON BROTHERS
                                      VARIABLE CAPITAL   VARIABLE INVESTORS  VARIABLE STRATEGIC    EQUITY INCOME    LARGE CAP
                                             FUND               FUND            BOND FUND            PORTFOLIO      PORTFOLIO
                                       ---------------    ---------------   ----------------   --------------    ----------------
Units beginning of period ..........                -                 -                 -                 -                 -
Units purchased and transferred from
  other Travelers accounts .........           43,504         1,571,346             6,071         1,451,445         2,637,905
Units redeemed and transferred to
  other Travelers accounts .........             (349)          (11,028)             (228)           (9,925)          (19,003)
                                           ----------        ----------        ----------        ----------        ----------
Units end of period ................           43,155         1,560,318             5,843         1,441,520         2,618,902
                                           ==========        ==========        ==========        ==========        ==========


                                          LAZARD
                                        INTERNATIONAL
                                           STOCK           MFS EMERGING       MFS MID CAP        MFS RESEARCH    CONVERTIBLE BOND
                                         PORTFOLIO       GROWTH PORTFOLIO    GROWTH PORTFOLIO     PORTFOLIO          PORTFOLIO
                                       ---------------    ---------------   ----------------   --------------    ----------------
Units beginning of period ..........                -                 -                 -                 -                 -
Units purchased and transferred from
  other Travelers accounts .........        3,326,495         3,946,576            82,887            43,344            44,013
Units redeemed and transferred to
  other Travelers accounts .........          (23,281)          (30,478)             (693)             (350)             (351)
                                           ----------        ----------        ----------        ----------        ----------
Units end of period ................        3,303,214         3,916,098            82,194            42,994            43,662
                                           ==========        ==========        ==========        ==========        ==========

7.  SCHEDULE OF UNITS FOR FUND UL III
    FOR THE PERIOD SEPTEMBER 8,1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                           DISCIPLINED MID   U.S. GOVERNMENT                   AIM CAPITAL          ALLIANCE
                                             CAP STOCK         SECURITIES      UTILITIES       APPRECIATION          GROWTH
                                             PORTFOLIO          PORTFOLIO      PORTFOLIO        PORTFOLIO           PORTFOLIO
                                         ------------------  ---------------  -------------   ----------------   -------------
Units beginning of period ..........                -                 -                 -                 -                 -
Units purchased and transferred from
  other Travelers accounts .........           43,456            62,772            45,828           956,055         4,223,472
Units redeemed and transferred to
  other Travelers accounts .........             (349)             (305)             (353)           (6,964)          (29,491)
                                           ----------        ----------        ----------        ----------        ----------
Units end of period ................           43,107            62,467            45,475           949,091         4,193,981
                                           ==========        ==========        ==========        ==========        ==========


                                                                PUTNAM         SMITH BARNEY    SMITH BARNEY
                                             MFS TOTAL       DIVERSIFIED      INTERNATIONAL         LARGE           VAN KAMPEN
                                              RETURN           INCOME            EQUITY       CAPITALIZATION       ENTERPRISE
                                             PORTFOLIO        PORTFOLIO        PORTFOLIO      GROWTH PORTFOLIO      PORTFOLIO
                                         ------------------  ---------------  -------------   ----------------   -------------
Units beginning of period ..........                -                 -                 -                 -                 -
Units purchased and transferred from
  other Travelers accounts .........        1,354,209            62,772           156,833           303,778            85,735
Units redeemed and transferred to
  other Travelers accounts .........           (9,053)             (305)             (305)           (2,443)             (698)
                                           ----------        ----------        ----------        ----------        ----------
Units end of period ................        1,345,156            62,467           156,528           301,335            85,037
                                           ==========        ==========        ==========        ==========        ==========


                                            EMERGING
                                            MARKETS
                                            PORTFOLIO          COMBINED
                                        ------------------  ---------------
Units beginning of period ..........                 -                  -
Units purchased and transferred from
  other Travelers accounts .........           208,036         54,638,249
Units redeemed and transferred to
  other Travelers accounts .........            (1,736)        (1,238,375)
                                           ===========        ===========
Units end of period ................           206,300         53,399,874
                                           ===========        ===========

                          INDEPENDENT AUDITORS' REPORT

To the Owners of Variable Life Insurance of The Travelers Fund UL III for Variable Life Insurance:

We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL III for Variable Life Insurance as of December 31, 1999, and the related statements of operations and changes in net assets for the period September 8, 1999 (date operations commenced) to December 31, 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1999, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Fund UL III for Variable Life Insurance as of December 31, 1999, the results of its operations and the changes in its net assets for the period September 8, 1999 (date operations commenced) to December 31, 1999, in conformity with generally accepted accounting principles.


                                             /s/KPMG LLP


Hartford, Connecticut
February 18, 2000

                              Independent Auditors
                                    KPMG LLP
                              Hartford, Connecticut

This report is prepared for the general information of contract owners and is not an offer of shares of The Travelers Fund UL III for Variable Life Insurance or Fund UL III's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund UL III product(s) for Variable Life Insurance offered by The Travelers Insurance Company and the Prospectuses for the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.

Fund UL III (Annual) (12-99) Printed in U.S.A.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
Hartford, Connecticut
January 18, 2000

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                                                          1999          1998          1997
                                                                                         ----          ----          ----

REVENUES
Premiums                                                                                 $1,738        $1,740        $1,583
Net investment income                                                                     2,506         2,185         2,037
Realized investment gains                                                                   113           149           199
Other revenues                                                                              521           440           354
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Revenues                                                                       4,878         4,514         4,173
-------------------------------------------------------------------------------------------------- ------------- -------------

BENEFITS AND EXPENSES
Current and future insurance benefits                                                     1,515         1,475         1,341
Interest credited to contractholders                                                        937           876           829
Amortization of deferred acquisition costs                                                  315           275           252
General and administrative expenses                                                         519           505           468
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Benefits and Expenses                                                          3,286         3,131         2,890
-------------------------------------------------------------------------------------------------- ------------- -------------

Income from continuing operations before federal income taxes                             1,592         1,383         1,283
-------------------------------------------------------------------------------------------------- ------------- -------------

Federal income tax expense
     Current                                                                                409           442           434
     Deferred                                                                               136            39            10
-------------------------------------------------------------------------------------------------- ------------- -------------
     Total Federal Income Taxes                                                             545           481           444
-------------------------------------------------------------------------------------------------- ------------- -------------
Net income                                                                               $1,047          $902          $839
================================================================================================== ============= =============






                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ in millions)


DECEMBER 31,                                                                                         1999          1998
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost, $24,500,  $22,973)                         $23,866       $23,893
Equity securities, at fair value (cost, $691,  $474)                                                     784           518
Mortgage loans                                                                                         2,285         2,606
Real estate held for sale                                                                                236           143
Policy loans                                                                                           1,258         1,857
Short-term securities                                                                                  1,283         1,098
Trading securities, at market value                                                                    1,678         1,186
Other invested assets                                                                                  2,098         2,251
----------------------------------------------------------------------------------------------------------------------------
     Total Investments                                                                                33,488        33,552
----------------------------------------------------------------------------------------------------------------------------

Cash                                                                                                      85            65
Investment income accrued                                                                                395           393
Premium balances receivable                                                                              178            99
Reinsurance recoverables                                                                               3,234         3,387
Deferred acquisition costs                                                                             2,688         2,317
Separate and variable accounts                                                                        22,199        15,313
Other assets                                                                                           1,264         1,422
----------------------------------------------------------------------------------------------------------------------------
     Total Assets                                                                                    $63,531       $56,548
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                                                                 $17,567       $16,739
Future policy benefits and claims                                                                     12,563        12,326
Separate and variable accounts                                                                        22,194        15,305
Deferred federal income taxes                                                                             23           422
Trading securities sold not yet purchased, at market value                                             1,098           873
Other liabilities                                                                                      2,466         2,783
----------------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                                                55,911        48,448
----------------------------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized, issued and outstanding                      100           100
Additional paid-in capital                                                                             3,819         3,800
Retained earnings                                                                                      4,099         3,602
Accumulated other changes in equity from non-owner sources                                               (398)         598
----------------------------------------------------------------------------------------------------------------------------
     Total Shareholder's Equity                                                                        7,620         8,100
----------------------------------------------------------------------------------------------------------------------------

     Total Liabilities and Shareholder's Equity                                                      $63,531       $56,548
============================================================================================================================




                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ in millions)



-----------------------------------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN  RETAINED EARNINGS                         1999         1998              1997
-----------------------------------------------------------------------------------------------------------

Balance, beginning of year                                        $3,602       $2,810              $2,471
Net income                                                         1,047          902                 839
Dividends to parent                                                  550          110                 500
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                              $4,099       $3,602              $2,810
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
-----------------------------------------------------------------------------------------------------------

Balance, beginning of year                                          $598         $535                $223
Unrealized gains (losses), net of tax                               (996)          62                 313
Foreign currency translation, net of tax                               0           1                   (1)
-----------------------------------------------------------------------------------------------------------
Balance, end of year                                               $(398)        $598                $535
===========================================================================================================

-----------------------------------------------------------------------------------------------------------
SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
-----------------------------------------------------------------------------------------------------------

Net Income                                                        $1,047         $902                $839
Other changes in equity from non-owner sources                      (996)          63                 312
-----------------------------------------------------------------------------------------------------------
Total changes in equity from non-owner sources                       $51         $965              $1,151
===========================================================================================================




















                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                                                   1999           1998          1997
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Premiums collected                                                             $1,715     $1,763          $1,519
     Net investment income received                                                  2,365      2,021           2,059
     Other revenues received                                                           537        419             373
     Benefits and claims paid                                                      (1,094)    (1,127)         (1,230)
     Interest credited to contractholders                                            (958)      (918)           (853)
     Operating expenses paid                                                       (1,013)       751)           (638)
     Income taxes paid                                                               (393)      (506)           (368)
     Trading account investments purchases, net                                       (80)       (38)            (54)
     Other                                                                           (104)         12             18
---------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Operating Activities                                     975        875             826
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                                            4,103      2,608           2,259
         Mortgage loans                                                                662        722             663
     Proceeds from sales of investments
         Fixed maturities                                                           12,562     13,390           7,592
         Equity securities                                                             100        212             341
         Mortgage loans                                                              -              -             207
         Real estate held for sale                                                     219         53             169
     Purchases of investments
         Fixed maturities                                                         (18,129)   (18,072)        (11,143)
         Equity securities                                                           (309)      (194)           (483)
         Mortgage loans                                                              (470)       457)           (771)
     Policy loans, net                                                                599          15              38
     Short-term securities (purchases) sales, net                                     316        495)             (2)
     Other investments purchases, net                                                (413)      (550)           (260)
     Securities transactions in course of settlement, net                            (463)       192             311
---------------------------------------------------------------------------------------------------------------------
     Net Cash Used in Investing Activities                                         (1,223)    (2,576)         (1,079)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Redemption of commercial paper, net                                                -           -            (50)
     Contractholder fund deposits                                                    5,764      4,383           3,544
     Contractholder fund withdrawals                                               (4,946)    (2,565)         (2,757)
     Dividends to parent company                                                     (550)      (110)           (500)
---------------------------------------------------------------------------------------------------------------------
         Net Cash Provided by Financing Activities                                     268      1,708             237
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                        20           7            (16)
---------------------------------------------------------------------------------------------------------------------
Cash at December 31,                                                                  $85         $65             $58
====================================================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies used in the preparation of the accompanying financial statements follow.

     Basis of Presentation

     The Travelers Insurance Company (TIC), together with its subsidiaries (the Company), is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup). The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada and National Benefit Life Insurance Company (NBL).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

     Certain prior year amounts have been reclassified to conform to the 1999 presentation.

     ACCOUNTING CHANGES

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Effective January 1, 1998, the Company adopted the collateral provisions of FAS 125 that were not effective until 1998 in accordance with Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS 125." The adoption of the collateral provisions of FAS 125 created additional assets and liabilities on the Company's consolidated statement of financial position related to the recognition of securities provided and received as collateral. There was no impact on the Company's results of operations from the adoption of the collateral provisions of FAS 125.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use During the third quarter of 1998, the Company adopted (effective January 1, 1998) the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, results of operations or liquidity.

     Accounting by Insurance and Other Enterprises for Insurance - Related Assessments

     In January 1999, the Company adopted (effective January 1, 1999) Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this SOP had no impact on the Company's financial condition, results of operations or liquidity.

     ACCOUNTING POLICIES

     Investments
     Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely-accepted securities data provider. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

     Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

     Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1999 and 1998.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1999 and 1998.

     Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

     Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

     Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income.

     Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

     DERIVATIVE FINANCIAL INSTRUMENTS
     The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts, interest rate swaps, currency swaps, and equity swaps, as a means of hedging exposure to interest rate and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

     Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

     Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity. Interest rate and currency swaps hedging liabilities are off-balance sheet.

     Forward contracts, interest rate options and equity swaps were not significant at December 31, 1999 and 1998. Information concerning derivative financial instruments is included in Note 5.

     INVESTMENT GAINS AND LOSSES
     Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)




     POLICY LOANS
     Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

     DEFERRED ACQUISITION COSTS
     Costs of acquiring individual life insurance, annuities and long-term care business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and long-term care insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20-year amortization period is used; for long-term care business, a 10 to 20-year period is used, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     VALUE OF INSURANCE IN FORCE

     The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

     SEPARATE AND VARIABLE ACCOUNTS
     Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

     GOODWILL
     Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill is unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)




     CONTRACTHOLDER FUNDS
     Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

     FUTURE POLICY BENEFITS
     Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

     OTHER LIABILITIES
     Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 1999, the Company had a liability of $21.9 million for guaranty fund assessments and a related premium tax offset recoverable of $4.7 million. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

     SECURITIES LOANED
     Securities loaned are recorded at the amount of cash received as collateral. The Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities loaned on a daily basis with additional collateral obtained as necessary.

     PERMITTED STATUTORY ACCOUNTING PRACTICES
     The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

     The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. It is expected that the State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     by the Connecticut insurance commissioner. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

     PREMIUMS
     Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

     OTHER REVENUES
     Other revenues include management fees for variable annuity separate accounts; surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts; and revenues of non-insurance subsidiaries.

     CURRENT AND FUTURE INSURANCE BENEFITS
     Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

     INTEREST CREDITED TO CONTRACTHOLDERS
     Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

     FEDERAL INCOME TAXES
     The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. A deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

     FUTURE APPLICATION OF ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In June 1999, the FASB issued Statement of Financial Standards No. 137 "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137) which allows entities which have not adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000 and has not yet determined the impact that FAS 133 will have on its consolidated financial statements.

2.       COMMERCIAL PAPER AND LINES OF CREDIT

     TIC has issued commercial paper directly to investors in prior years. No commercial paper was outstanding at December 31, 1999 or December 31, 1998. TIC must maintain bank lines of credit at least equal to the amount of the outstanding commercial paper. Citigroup and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to Citigroup or the Company. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in June 2001. At December 31, 1999 and 1998, no credit under this agreement was allocated to TIC. Under this facility the Company is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1999, the Company was in compliance with these provisions. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a contractually negotiated margin.

3.       REINSURANCE

     The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

     Since 1997 universal life business was reinsured under an 80%/20% quota share reinsurance program and term life business was reinsured under a 90%/10% quota share reinsurance program. Prior to 1997, the Company reinsured all of its life business via first dollar quota share treaties on an 80%/20% basis. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million. Total inforce business ceded under reinsurance contracts is $222.5 billion and $201.3 billion at December 31, 1999 and 1998.

     The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):


        WRITTEN PREMIUMS                                                   1999           1998           1997
        ------------------------------------------------------------------------------------------------------
        Direct                                                          $2,274         $2,310         $2,148
        Assumed from:
             Non-affiliated companies                                        -              -              1
        Ceded to:
             Affiliated companies                                         (206)          (242)          (280)
             Non-affiliated companies                                     (322)          (317)          (273)
        ------------------------------------------------------------------------------------------------------
        Total Net Written Premiums                                      $1,746         $1,751         $1,596
        ======================================================================================================


        EARNED PREMIUMS                                                    1999           1998           1997
        ------------------------------------------------------------------------------------------------------
        Direct                                                          $2,248         $1,949         $2,170
        Assumed from:
             Non-affiliated companies                                        -              -              1
        Ceded to:
             Affiliated companies                                         (193)          (251)          (321)
             Non-affiliated companies                                     (327)          (308)          (291)
        ------------------------------------------------------------------------------------------------------
        Total Net Earned Premiums                                       $1,728         $1,390         $1,559
        ======================================================================================================


     Reinsurance recoverables at December 31, 1999 and 1998 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):


        REINSURANCE RECOVERABLES                                           1999           1998
        ------------------------------------------------------------------------------------------------------

        Life and Accident and Health Business:
             Non-affiliated companies                                   $1,221         $1,297
        Property-Casualty Business:
             Affiliated companies                                        2,013          2,090
        ------------------------------------------------------------------------------------------------------
        Total Reinsurance Recoverables                                  $3,234         $3,387
        ======================================================================================================


     Total reinsurance recoverables at December 31, 1999 and 1998 include $569 million and $640 million, respectively, from The Metropolitan Life Insurance Company in connection with the sale of the Company's group life insurance and related businesses in 1995.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



4.   SHAREHOLDER'S EQUITY

     Shareholder's Equity and Dividend Availability

     The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $890 million, $702 million and $754 million for the years ended December 31, 1999, 1998 and 1997, respectively.

     The Company's statutory capital and surplus was $5.03 billion and $4.95 billion at December 31, 1999 and 1998, respectively.

     The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $679 million is available in 2000 for dividend payments by the Company without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk-based capital levels. The Company was in compliance with these covenants at December 31, 1999 and 1998. The Company paid dividends of $550 million, $110 million and $500 million in 1999, 1998 and 1997, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)







4.  SHAREHOLDER'S EQUITY (continued)

Accumulated Other Changes in Equity from Non-Owner Sources, Net of Tax

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:

                                                                                                       ACCUMULATED OTHER
                                                              NET UNREALIZED         FOREIGN           CHANGES IN EQUITY FROM
                                                              GAIN (LOSS) ON         CURRENCY          NON-OWNER SOURCES
                                                              INVESTMENT SECURITIES  TRANSLATION
($ in millions)                                                                      ADJUSTMENTS
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                                           $232                   $(9)                 $223
Unrealized gain on investment securities,
   net of tax of $239                                               442                      -                  442
Less: reclassification adjustment for gains
   included in net income, net of tax of $70                        129                      -                  129
Foreign currency translation adjustment,
   net of tax of $0                                                   -                     (1)                 (1)
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                               313                     (1)                 312
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                          545                    (10)                 535
Unrealized gains on investment securities,
   net of tax of $85                                                159                     -                   159
Less: reclassification adjustment for gains
   included in net income, net of tax of $52                         97                     -                    97
Foreign currency translation adjustment,
   net of tax of $2                                                   -                      1                    1
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                62                      1                   63
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                          607                     (9)                 598
Unrealized losses on investment securities,
   net of tax of $497                                              (923)                    -                  (923)
Less: reclassification adjustment for gains
   included in net income, net of tax of $40                         73                     -                    73
-------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                              (996)                     -                 (996)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                        $(389)                   $(9)               $(398)
===============================================================================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



5.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, currency swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company, through a subsidiary that is a broker/dealer, Tribeca Investments LLC (Tribeca) holds and issues derivative instruments for trading purposes. All of these derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 1999 and 1998, the Company held financial futures contracts with notional amounts of $255 million and $459 million, respectively. These financial futures had a deferred gain of $1.8 million and a deferred loss of $.5 million in 1999, and a deferred gain of $3.3 million and a deferred loss of $.1 million in 1998. Total gains of $6.9 million and $1.5 million from financial futures were deferred at December 31, 1999 and 1998, respectively, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. At December 31, 1999 and 1998, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 1999 and 1998, the Company held interest rate swap contracts with notional amounts of $1,498.2 million and $1,077.9 million, respectively. The fair value of these financial instruments was $25.3 million (gain position) and $26.3 million (loss position) at December 31, 1999 and was $5.6 million (gain position) and $19.6 million (loss position) at December 31, 1998. The fair values were determined using the discounted cash flow method. At December 31, 1999, the Company held swap contracts with affiliate counterparties with a notional amount of $207.5 million and a fair value of $22.6 million (loss position).

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with corresponding funding agreements issued in foreign currencies. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars based upon interest amounts calculated by reference to an agreed notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon the prevailing foreign exchange rate. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

     At December 31, 1999 and 1998, the Company held currency swap contracts with notional amounts of $732.7 million and $10.0 million, respectively. The fair value of these financial instruments was $59.2 million (loss position) at December 31, 1999 and $.4 million (gain position) at December 31, 1998. The fair values were determined using the discounted cash flow method.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 1999 and 1998, the Company held equity options with notional amounts of $275.4 million and zero, respectively. The fair value of these financial instruments was $32.6 million (gain position) at December 31, 1999. The fair value of these contracts represent the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 1999 and 1998.

     The off-balance sheet risk of derivative instruments held for trading purposes was not significant at December 31, 1999 and 1998.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Financial Instruments with Off-Balance Sheet Risk

     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1999 and 1998. The Company had unfunded commitments to partnerships with a value of $459.7 million at December 31, 1999.

     Fair Value of Certain Financial Instruments

     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", and therefore are not included in the amounts discussed.

     At December 31, 1999 and 1998, investments in fixed maturities had a carrying value and a fair value of $23.9 billion and $23.9 billion, respectively. See Notes 1 and 12.

     At December 31, 1999 mortgage loans had a carrying value of $2.3 billion and a fair value of $2.3 billion and in 1998 had a carrying value of $2.6 billion and a fair value of $2.8 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Citigroup Preferred Stock included in other invested assets had a carrying value and fair value of $987 million at December 31, 1999 and 1998.

     At December 31, 1999, contractholder funds with defined maturities had a carrying value of $5.0 billion and a fair value of $4.7 billion, compared with a carrying value and a fair value of $3.3 billion at December 31, 1998. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 1999, compared with a carrying value of $10.4 billion and a fair value of $10.2 billion at December 31, 1998. These contracts generally are valued at surrender value.

     The carrying values of $228 million and $144 million of financial instruments classified as other assets approximated their fair values at December 31, 1999 and 1998, respectively. The carrying values of $1.2 billion and $2.3 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 1999 and 1998, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $251 million at December 31, 1999, compared with a carrying value and a fair value of $235 million at December 31, 1998. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $251 million at December 31, 1999, compared with a carrying value and a fair value of $209 million and $206 million, respectively, at December 31, 1998.

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



6.   COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk

     See Note 5 for a discussion of financial instruments with off-balance sheet risk.

     Litigation

     In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In October 1997, defendants answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, on defendants' motion, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia. Plaintiffs appealed the transfer order, and in December 1998 the Court of Appeals of the State of Georgia reversed the lower court's decision. Defendants petitioned the Georgia Supreme Court to hear an appeal from the decision of the Court of Appeals, and the petition was granted in May 1998. In September 1999, oral argument on defendants' petition was heard and, on February 28, 2000, the Georgia Supreme Court affirmed the Georgia Court of Appeals and remanded the matter to the Superior Court of Richmond County. In March 2000, defendants moved the Georgia Supreme Court to reconsider its February 28, 2000 decision, and that motion remains pending. Proceedings in the trial court have been stayed pending appeal. Defendants intend to vigorously contest the litigation.

     The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1999, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


7.   BENEFIT PLANS

     Pension and Other Postretirement Benefits

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1999, 1998 and 1997. Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1999, 1998 and 1997.

     401(k) Savings Plan

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1999, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



8.   RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Company handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1999 and 1998, the pool totaled approximately $2.6 billion and $2.3 billion, respectively. The Company's share of the pool amounted to $1.0 billion and $793 million at December 31, 1999 and 1998, respectively, and is included in short-term securities in the consolidated balance sheet.

     Included in short-term investments at December 31, 1998 was a 90-day variable rate note receivable from Citigroup. The rate was based upon the AA financial commercial paper rate plus 14 basis points. The rate at December 31, 1998 was 5.47%. The balance, which was $500 million at December 31, 1998, was paid in full on February 25, 1999. Interest accrued at December 31, 1998 was $2.2 million. Interest earned was $3.9 million and $9.4 million in 1999 and 1998, respectively.

     The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney Financial Consultants (SSB). Premiums and deposits related to these products were $1.4 billion, $1.3 billion, and $1.0 billion in 1999, 1998 and 1997, respectively.

     At December 31, 1999 and 1998 the Company had outstanding loaned securities to SSB for $123.0 million and $39.7 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 1999 and 1998, carried at cost.

     The Company sells structured settlement annuities to the insurance subsidiaries of Travelers Property Casualty Corp. (TAP) in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $156 million, $104 million, and $88 million for 1999, 1998 and 1997, respectively. Reserves and contractholder funds related to these annuities amounted to $798 million and $787 million in 1999 and 1998, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Primerica Life has entered into a General Agency Agreement with Primerica Financial Services, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In each of 1999 and 1998 the fees paid by Primerica Life were $12.5 million.

     In 1998 Primerica became a distributor of products for Travelers Life & Annuity. Primerica sold $903 million and $256 million of deferred annuities in 1999 and 1998, respectively.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

       ------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                       1999             1998              1997
       ($ in millions)
       ------------------------------------------------------------------------------------------------------
       Net income, as reported                                     $1,047             $902              $839
       FAS 123 pro forma adjustments, after tax                       (16)             (13)               (9)
       ------------------------------------------------------------------------------------------------------
       Net income, pro forma                                       $1,031             $889              $830
       ------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9.   LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by TAP. Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $30 million, $24 million, and $15 million in 1999, 1998 and 1997, respectively.

        --------------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                       MINIMUM OPERATING RENTAL
        ($ in millions)                                        PAYMENTS
        --------------------------------------------------------------------------
        2000                                                       $38
        2001                                                        42
        2002                                                        41
        2003                                                        41
        2004                                                        41
        Thereafter                                                 273
        --------------------------------------------------------------------------
        Total Rental Payments                                     $476
        =========================================================================


     Future sublease rental income of approximately $79 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $195 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)
10.      FEDERAL INCOME TAXES

         EFFECTIVE TAX RATE

         ($ in millions)
        --------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                               1999            1998            1997
        --------------------------------------------------------------------------------------------------------
        Income Before Federal Income Taxes                            $1,592          $1,383          $1,283
        Statutory Tax Rate                                                35%             35%             35%
        --------------------------------------------------------------------------------------------------------
        Expected Federal Income Taxes                                    557             484             449
        Tax Effect of:
             Non-taxable investment income                               (19)            (5)              (4)
             Other, net                                                    7               2              (1)
        --------------------------------------------------------------------------------------------------------
        Federal Income Taxes                                          $  545          $  481          $  444
        ========================================================================================================
        Effective Tax Rate                                                34%             35%             35%
        --------------------------------------------------------------------------------------------------------

        COMPOSITION OF FEDERAL INCOME TAXES

        Current:
             United States                                                $377            $418            $410
             Foreign                                                        32              24              24
        --------------------------------------------------------------------------------------------------------
             Total                                                         409             442             434
        --------------------------------------------------------------------------------------------------------
        Deferred:
             United States                                                 143              40              10
             Foreign                                                        (7)             (1)             --
        --------------------------------------------------------------------------------------------------------
             Total                                                         136              39              10
        --------------------------------------------------------------------------------------------------------
        Federal Income Taxes                                              $545            $481            $444
        ========================================================================================================


     Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity were $17 million for each of the years ended December 31, 1999, 1998 and 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The net deferred tax liabilities at December 31, 1999 and 1998 were comprised of the tax effects of temporary differences related to the following assets and liabilities:


        -----------------------------------------------------------------------------------------------------------------
        ($ in millions)                                                                            1999             1998
                                                                                                   ----             ----
        -----------------------------------------------------------------------------------------------------------------
        Deferred Tax Assets:
             Benefit, reinsurance and other reserves                                              $ 645           $  616
             Operating lease reserves                                                                70               76
             Investments, net                                                                        11               --
             Other employee benefits                                                                106              103
             Other                                                                                  142              135
        -----------------------------------------------------------------------------------------------------------------
                 Total                                                                              974              930
        -----------------------------------------------------------------------------------------------------------------

        Deferred Tax Liabilities:
             Deferred acquisition costs and value of insurance in force                            (773)            (673)
             Investments, net                                                                        --             (489)
             Other                                                                                 (124)             (90)
        -----------------------------------------------------------------------------------------------------------------
                 Total                                                                             (897)          (1,252)
        -----------------------------------------------------------------------------------------------------------------
        Net Deferred Tax (Liability) Asset Before Valuation Allowance                                77             (322)
        Valuation Allowance for Deferred Tax Assets                                                (100)            (100)
        -----------------------------------------------------------------------------------------------------------------
        Net Deferred Tax Liability After Valuation Allowance                                      $ (23)          $ (422)
        -----------------------------------------------------------------------------------------------------------------


     The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

     The $100 million valuation allowance is sufficient to cover any capital losses on investments that may exceed the capital gains able to be generated in the life insurance group's consolidated federal income tax return based upon management's best estimate of the character of the reversing temporary differences. Reversal of the valuation allowance is contingent upon the recognition of future capital gains or a change in circumstances that causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1999. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

     At December 31, 1999, the Company had no ordinary or capital loss carryforwards.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.


11.  NET INVESTMENT INCOME

        ------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                    1999           1998           1997
        ($ in millions)                                                    ----           ----           ----
        ------------------------------------------------------------------------------------------------------
        GROSS INVESTMENT INCOME
             Fixed maturities                                           $1,806         $1,598         $1,460
             Mortgage loans                                                235            295            291
             Joint ventures and partnerships                               141             74             55
             Trading                                                       141             43             57
             Other, including policy loans                                 287            240            263
        ------------------------------------------------------------------------------------------------------
                                                                         2,610          2,250          2,126
        ------------------------------------------------------------------------------------------------------
        Investment expenses                                                104             65             89
        ------------------------------------------------------------------------------------------------------
        Net investment income                                           $2,506         $2,185         $2,037
        ------------------------------------------------------------------------------------------------------


12.  INVESTMENTS AND INVESTMENT GAINS (LOSSES)

Realized investment gains (losses) for the periods were as follows:


        ------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                    1999           1998           1997
        ($ in millions)                                                    ----           ----           ----
        ------------------------------------------------------------------------------------------------------
        REALIZED INVESTMENT GAINS
             Fixed maturities                                             $(23)          $111           $ 71
             Equity securities                                               7              6             (9)
             Mortgage loans                                                 29             21             59
             Real estate held for sale                                     108             16             67
             Other                                                          (8)            (5)            11
        ------------------------------------------------------------------------------------------------------
                 Total Realized Investment Gains                          $113           $149           $199
        ------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:


        -------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                           1999          1998           1997
        ($ in millions)                                                           ----          ----           ----
        -------------------------------------------------------------------------------------------------------------
        UNREALIZED INVESTMENT GAINS (LOSSES)
             Fixed maturities                                                 $(1,554)        $   91         $  446
             Equity securities                                                     49             13             25
             Other                                                                (30)          (169)           520
        -------------------------------------------------------------------------------------------------------------
                 Total Unrealized Investment Gains (Losses)                    (1,535)           (65)           991
        -------------------------------------------------------------------------------------------------------------

             Related taxes                                                       (539)           (20)           350
        -------------------------------------------------------------------------------------------------------------
             Change in unrealized investment gains (losses)                      (996)           (45)           641
             Transferred to paid in capital, net of tax                            --           (585)            --
             Balance beginning of year                                            598          1,228            587
        -------------------------------------------------------------------------------------------------------------
                 Balance End of Year                                          $  (398)        $  598         $1,228
        -------------------------------------------------------------------------------------------------------------


     Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock. Also included in Other were unrealized gains of $506 million, which were reported in 1997, related to appreciation of Citigroup common stock.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Fixed Maturities

     The amortized cost and fair value of investments in fixed maturities were as follows:

        -------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
        DECEMBER 31, 1999                                        AMORTIZED        UNREALIZED      UNREALIZED       FAIR
        ($ in millions)                                             COST             GAINS          LOSSES         VALUE
        -------------------------------------------------------------------------------------------------------------------
        AVAILABLE FOR SALE:
             Mortgage-backed securities - CMOs and
             pass-through securities                               $ 5,081         $    22         $   224         $ 4,879
             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                             1,032              14              53             993
             Obligations of states, municipalities and
             political subdivisions                                    214              --              31             183
             Debt securities issued by foreign governments             811              35              10             836
             All other corporate bonds                              13,938              69             384          13,623
             Other debt securities                                   3,319              30              99           3,250
             Redeemable preferred stock                                105               4               7             102
       -------------------------------------------------------------------------------------------------------------------
                 Total Available For Sale                          $24,500         $   174         $   808         $23,866
       -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
                                                                                  GROSS           GROSS
        DECEMBER 31, 1998                                        AMORTIZED      UNREALIZED      UNREALIZED          FAIR
        ($ in millions)                                             COST           GAINS          LOSSES            VALUE
        -------------------------------------------------------------------------------------------------------------------
        AVAILABLE FOR SALE:
             Mortgage-backed securities - CMOs and
             pass-through securities                               $ 4,717         $   147         $    11         $ 4,853
             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                             1,563             186               3           1,746
             Obligations of states, municipalities and
             political subdivisions                                    239              18              --             257
             Debt securities issued by foreign governments             634              41               3             672
             All other corporate bonds                              13,025             532              57          13,500
             Other debt securities                                   2,709             106              38           2,777
             Redeemable preferred stock                                 86               3               1              88
        ------------------------------------------------------------------------------------------------------------------
                 Total Available For Sale                          $22,973         $ 1,033         $   113         $23,893
        ------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Proceeds from sales of fixed maturities classified as available for sale were $12.6 billion, $13.4 billion and $7.6 billion in 1999, 1998 and 1997, respectively. Gross gains of $200 million, $314 million and $170 million and gross losses of $223 million, $203 million and $99 million in 1999, 1998 and 1997, respectively, were realized on those sales.

     Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion and $4.8 billion at December 31, 1999 and 1998, respectively.

     The amortized cost and fair value of fixed maturities at December 31, 1999, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


        --------------------------------------------------------------------------------------
                                                                AMORTIZED
        ($ in millions)                                            COST            FAIR VALUE
        --------------------------------------------------------------------------------------
        MATURITY:
             Due in one year or less                                $1,624            $1,622
             Due after 1 year through 5 years                        6,633             6,599
             Due after 5 years through 10 years                      5,257             5,132
             Due after 10 years                                      5,905             5,634
        --------------------------------------------------------------------------------------
                                                                    19,419            18,987
        --------------------------------------------------------------------------------------
             Mortgage-backed securities                              5,081             4,879
        --------------------------------------------------------------------------------------
                 Total Maturity                                    $24,500           $23,866
        --------------------------------------------------------------------------------------


     The Company makes investments in collateralized mortgage obligations
     (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

     At December 31, 1999 and 1998, the Company held CMOs classified as available for sale with a fair value of $3.8 billion and $3.4 billion, respectively. Approximately 52% and 54%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1999 and 1998. In addition, the Company held $1.1 billion and $1.4 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1999 and 1998, respectively. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Equity Securities

     The cost and fair values of investments in equity securities were as follows:


        -------------------------------------------------------------------------------------------------------------------
                                                                          GROSS                GROSS
        EQUITY SECURITIES:                                             UNREALIZED             UNREALIZED         FAIR
        ($ in millions)                                  COST             GAINS                 LOSSES           VALUE
        -------------------------------------------------------------------------------------------------------------------
        DECEMBER 31, 1999
             Common stocks                                $195              $123                   $ 4              $314
             Non-redeemable preferred stocks               496                15                    41               470
        -------------------------------------------------------------------------------------------------------------------
                 Total Equity Securities                  $691              $138                   $45              $784
        -------------------------------------------------------------------------------------------------------------------

        DECEMBER 31, 1998
             Common stocks                                $129               $44                   $ 3              $170
             Non-redeemable preferred stocks               345                10                     7               348
        -------------------------------------------------------------------------------------------------------------------
                 Total Equity Securities                  $474               $54                   $10              $518
        -------------------------------------------------------------------------------------------------------------------


     Proceeds from sales of equity securities were $100 million, $212 million and $341 million in 1999, 1998 and 1997, respectively. Gross gains of $15 million, $30 million and $53 million and gross losses of $8 million, $24 million and $62 million in 1999, 1998 and 1997, respectively, were realized on those sales.


     Mortgage Loans and Real Estate Held For Sale

     At December 31, 1999 and 1998, the Company's mortgage loan and real estate held for sale portfolios consisted of the following:


        --------------------------------------------------------------------------------------------------
        ($ in millions)                                                              1999            1998
        --------------------------------------------------------------------------------------------------
        Current Mortgage Loans                                                    $2,228          $2,370
        Underperforming Mortgage Loans                                                57             236
        --------------------------------------------------------------------------------------------------
             Total Mortgage Loans                                                  2,285           2,606
        --------------------------------------------------------------------------------------------------

        Real Estate Held For Sale - Foreclosed                                       223             112
        Real Estate Held For Sale - Investment                                        13              31
        --------------------------------------------------------------------------------------------------
             Total Real Estate                                                       236             143
        --------------------------------------------------------------------------------------------------
             Total Mortgage Loans and Real Estate Held for Sale                   $2,521          $2,749
        ==================================================================================================

     Underperforming mortgage loans include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Aggregate annual maturities on mortgage loans at December 31, 1999 are as follows:

        -----------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,
        ($ in millions)
        -----------------------------------------------------------------------
        Past Maturity                                            $   39
        2000                                                        162
        2001                                                        172
        2002                                                        137
        2003                                                        131
        2004                                                        140
        Thereafter                                                1,504
        -----------------------------------------------------------------------
             Total                                               $2,285
        =======================================================================


     Trading Securities

     Trading securities of the Company are held in Tribeca.

        -------------------------------------------------------------------------------------------
        ($ in millions)                                                    1999            1998
        -------------------------------------------------------------------------------------------
        TRADING SECURITIES OWNED
        Convertible bond arbitrage                                       $1,045            $754
        Merger arbitrage                                                    421             427
        Other                                                               212               5
        -------------------------------------------------------------------------------------------
             Total                                                       $1,678          $1,186
        -------------------------------------------------------------------------------------------
        TRADING SECURITIES SOLD NOT YET PURCHASED
        Convertible bond arbitrage                                         $799            $521
        Merger arbitrage                                                    299             352
        -------------------------------------------------------------------------------------------
             Total                                                       $1,098            $873
        -------------------------------------------------------------------------------------------

     The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     Concentrations

     At December 31, 1999 and 1998, the Company had an investment in Citigroup Preferred Stock of $987 million. See Note 8.

     The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 8.

     The Company had concentrations of investments, primarily fixed maturities, in the following industries:


        --------------------------------------------------------------------------
        ($ in millions)                                     1999           1998
        --------------------------------------------------------------------------
        Banking                                            $1,906         $2,131
        Electric Utilities                                  1,653          1,513
        Finance                                             1,571          1,346
        --------------------------------------------------------------------------


     The Company held investments in Foreign Banks in the amount of $1,012 million and $997 million at December 31, 1999 and 1998, respectively, which are included in the table above. Also, below investment grade assets included in the preceding table were not significant.

     Included in fixed maturities are below investment grade assets totaling $2.2 billion and $2.1 billion at December 31, 1999 and 1998, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

     Mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state. Also, there is no significant mortgage loan investment in a particular property type.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



     The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.


     Non-Income Producing Investments

     Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.


     Restructured Investments

     The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 1999 and 1998. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 1999 and in 1998. Interest on these assets, included in net investment income was insignificant in 1999 and 1998.


13.  DEPOSIT FUNDS AND RESERVES

     At December 31, 1999, the Company had $27.0 billion of life and annuity deposit funds and reserves. Of that total, $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $13.2 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $2.1 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.6%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $6.2 billion of liabilities are surrenderable without charge. More than 12.7% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



14.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:


          ---------------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                             1999            1998             1997
        ($ in millions)                                                             ----            ----             ----
          ---------------------------------------------------------------------------------------------------------------------
        Net Income From Continuing Operations                                    $ 1,047          $   902          $   839
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized gains                                                     (113)            (149)            (199)
                 Deferred federal income taxes                                       136               39               10
                 Amortization of deferred policy acquisition costs                   315              275              252
                 Additions to deferred policy acquisition costs                     (686)            (566)            (471)
                 Investment income                                                  (221)            (202)             (32)
                 Premium balances                                                    (23)              23              (64)
                 Insurance reserves and accrued expenses                             421              348              111
                 Other                                                                99              205              380
          ---------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operations                                 $   975          $   875          $   826
          ---------------------------------------------------------------------------------------------------------------------

          ---------------------------------------------------------------------------------------------------------------------


15.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999, the transfer of Citigroup common stock to Citigroup preferred stock valued at $987 million in 1998 and the conversion of $119 million of real estate held for sale to other invested assets as a joint venture in 1997.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



16.  OPERATING SEGMENTS

     The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

     The TRAVELERS LIFE & ANNUITY business segment consolidates primarily the business of The Travelers Insurance Company and The Travelers Life and Annuity Company. Travelers Life & Annuity offers individual annuity, group annuity, individual life and long-term care products distributed by the Company and TLAC under the Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions.

     The PRIMERICA LIFE business segment consolidates primarily the business of Primerica Life Insurance Company, Primerica Life Insurance Company of Canada and National Benefit Life Insurance Company. The Primerica Life business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 80,000 full and part-time licensed Personal Financial Analysts.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume.

     BUSINESS SEGMENT INFORMATION:

       -----------------------------------------------------------------------------------------------------------------
                                                         TRAVELERS LIFE &   PRIMERICA LIFE
       1999 ($ in millions)                                  ANNUITY           INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
        Business Volume:
             Premiums                                        $   666             $ 1,072             $ 1,738
             Deposits                                         11,220                  --              11,220
                                                             -------             -------             -------
        Total business volume                                $11,886             $ 1,072             $12,958
        Net investment income                                  2,249                 257               2,506
        Interest credited to contractholders                     937                  --                 937
        Amortization of deferred acquisition costs               127                 188                 315
        Federal income taxes on Operating Income                 319                 186                 505
        Operating Income (excludes realized gains or
             losses and the related FIT)                     $   619             $   355             $   974
        Segment Assets                                       $56,615             $ 6,916             $63,531
       -----------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



       -----------------------------------------------------------------------------------------------------------------
                                                                TRAVELERS LIFE &      PRIMERICA LIFE
       1998 ($ in millions)                                          ANNUITY            INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
       Business Volume:
            Premiums                                                 $   683               $1,057           $ 1,740
            Deposits                                                   7,693                   --             7,693
                                                                     -------               ------           -------
       Total business volume                                         $ 8,376               $1,057           $ 9,433
       Net investment income                                           1,965                  220             2,185
       Interest credited to contractholders                              876                   --               876
       Amortization of deferred acquisition costs                         88                  187               275
       Federal income taxes on Operating Income                          260                  170               430
       Operating Income (excludes realized gains or
            losses and the related FIT)                              $   493               $  312           $   805
       Segment Assets                                                $49,646               $6,902           $56,548
       -----------------------------------------------------------------------------------------------------------------


       -----------------------------------------------------------------------------------------------------------------
                                                                 TRAVELERS LIFE       PRIMERICA LIFE
       1997 ($ in millions)                                         & ANNUITY           INSURANCE            TOTAL
       -----------------------------------------------------------------------------------------------------------------
       Business Volume:
            Premiums                                                 $   548               $1,035           $ 1,583
            Deposits                                                   5,276                   --             5,276
                                                                     -------               ------           -------
       Total business volume                                         $ 5,824               $1,035           $ 6,859
       Net investment income                                           1,836                  201             2,037
       Interest credited to contractholders                              829                   --               829
       Amortization of deferred acquisition costs                         68                  184               252
       Federal income taxes on Operating Income                          221                  153               374
       Operating Income (excludes realized gains or
            losses and the related FIT)                              $   427               $  283           $   710
       Segment Assets                                                $42,330               $7,110           $49,440
       -----------------------------------------------------------------------------------------------------------------


     The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets, were not material.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



       ----------------------------------------------------------------------------------------------------------
       BUSINESS SEGMENT RECONCILIATION:
       ($ in millions)
       ----------------------------------------------------------------------------------------------------------

       REVENUES                                                         1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total business volume                                         $12,958           $9,433        $6,859
       Net investment income                                           2,506            2,185         2,037
       Realized investment gains                                         113              149           199
       Other revenues                                                    521              440           354
       Elimination of deposits                                       (11,220)          (7,693)       (5,276)
       ----------------------------------------------------------------------------------------------------------
             Total revenues                                           $4,878           $4,514        $4,173
       ==========================================================================================================

       OPERATING INCOME                                                 1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total operating income of business segments                    $  974             $805          $710
       Realized investment gains net of tax                               73               97           129
       ----------------------------------------------------------------------------------------------------------
             Income from continuing operations                        $1,047             $902          $839
       ==========================================================================================================

       ASSETS                                                           1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Total assets of business segments                             $63,531          $56,548       $49,440
       ==========================================================================================================


       REVENUE BY PRODUCTS                                              1999             1998          1997
       ----------------------------------------------------------------------------------------------------------
       Deferred Annuities                                             $5,694           $4,198        $3,303
       Group and Payout Annuities                                      7,275            5,326         3,737
       Individual Life and Health Insurance                            2,434            2,270         2,102
       Other (a)                                                         695              413           307
       Elimination of deposits                                       (11,220)          (7,693)       (5,276)
       ----------------------------------------------------------------------------------------------------------
             Total Revenue                                            $4,878           $4,514        $4,173
       ==========================================================================================================

(a) Other represents revenue attributable to unallocated capital and run-off businesses.


     The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

     The Company had no transactions with a single customer representing 10% or more of its revenue.

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Sections 33-770 et seq inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.      The facing sheet.
2.      The Prospectus consisting of 51 pages.
3.      The undertaking to file reports.
4.      The signatures.

Written consents of the following persons:

A Consent of Kathleen A. McGah, Deputy General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus.

C.      Consent of KPMG LLP, Independent Certified Public Accountants.

D.      Powers of Attorney.  (See Exhibit 12 below.)

EXHIBITS

1.      Resolution of the Board of Directors of The Travelers Insurance
        Company authorizing the establishment of the Registrant.
        (Incorporated herein by reference to Exhibit 1 to the Registration
        Statement on S-6, File No. 333-71349, filed January 28, 1999.)

2.      Not Applicable.

3(a).   Distribution and Principal Underwriting Agreement among the
        Registrant, The Travelers Insurance Company and CFBDS, Inc.
        (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective
        Amendment N. 1 to the Registration Statement on Form N-4, File No.
        333-60227, filed November 9, 1998.)

3(b).   Specimen Selling Agreement, including schedules of sales commissions.

4.      None

5.      Variable Life Insurance Contracts.

6(a).   Charter of The Travelers Insurance Company, as amended on October
        19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed
        November 13, 1997.)

6(b).   By-Laws of The Travelers Insurance Company, as amended on October
        20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed
        November 13, 1997.)

7.      None

8.      Specimen Participation Agreements.

9.      None

10.     Application for Variable Life Insurance Contracts.

11. Opinion of counsel as to the legality of the securities being registered.

12(a). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet, J. Eric Daniels, George C. Kokulis,
        Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 12 to the Registration Statement on S-6, File No.
        333-71349, filed January 28, 1999.)

12(b).  Power of Attorney authorizing Ernest J. Wright or Kathleen A.
        McGah as signatory for George C. Kokulis, Katherine M. Sullivan and
        Glenn D. Lammey.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL III for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 6th day of April 2000.

             THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE
                                 (Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                                  (Depositor)

                                By:*GLENN D. LAMMEY
                                   --------------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 6th day of April 2000.


*GEORGE C. KOKULIS            Director, President and
-----------------------       Chief Executive Officer (Principal
(George C. Kokulis)           Executive Officer)

*KATHERINE M. SULLIVAN        Director
-----------------------
(Katherine M. Sullivan)

*MARC P. WEILL                Director
-----------------------
(Marc P. Weill)


*By:              /s/Ernest J. Wright, Attorney-in-Fact

                                 EXHIBIT INDEX


Written Consents                                                                       Method of Filing
----------------                                                                       ----------------
A.      Consent of Kathleen A. McGah, Deputy General Counsel,                          Electronically
        to the filing of her opinion as an exhibit to this Registration                See Exhibit 11
        Statement and to the reference to her opinion under the caption
        "Legal Proceedings and Opinion" in the Prospectus.
        (See Exhibit 11 below.)

B.      Consent and Actuarial Opinion pertaining to the                                Electronically
        illustrations contained in the prospectus.

C.      Consent of KPMG LLP, Independent Certified Public Accountants.                 Electronically

D.      Powers of Attorney                                                             Electronically
                                                                                       See Exhibit 12

EXHIBITS

3(b).   Specimen Selling Agreements, including schedule of sales                       Electronically
        commissions.

5.      Variable Life Insurance Contracts.                                             Electronically

8.      Specimen Participation Agreement.                                              Electronically

10.     Application for Variable Life Insurance Contracts                              Electronically

11. Opinion of counsel as to the legality of securities being Electronically registered.

1(b).   Powers of Attorney authorizing Ernest J. Wright and Kathleen A.                Electronically
        McGah as signatory for George C. Kokulis, Katherine M. Sullivan and
        Glenn D. Lammey.
